FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Financial Statements with notes for the Third Quarter of 2013.

BANCO DE CHILE AND SUBSIDIARIES

Index

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income for the Period
III.	Interim Condensed Consolidated Statements of Other Comprehensive Income for the Period
IV.	Interim Condensed Consolidated Statements of Changes in Equity
V.	Interim Condensed Consolidated Statements of Cash Flows
VI.	Notes to the Interim Condensed Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	September 2013	December 2012
		MCh$	MCh$
ASSETS
Cash and due from banks	7	998,770	684,925
Transactions in the course of collection	7	513,900	396,611
Financial assets held-for-trading	8	365,892	192,724
Cash collateral on securities borrowed and reverse repurchase agreements	9	20,501	35,100
Derivative instruments	10	290,487	329,497
Loans and advances to banks	11	676,953	1,343,322
Loans to customers, net	12	19,957,386	18,334,330
Financial assets available-for-sale	13	1,784,353	1,264,440
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	16,697	13,933
Intangible assets	15	30,947	34,290
Property and equipment	16	198,797	205,189
Current tax assets	17	3,018	2,684
Deferred tax assets	17	135,961	127,143
Other assets	18	259,656	296,878
TOTAL ASSETS		25,253,318	23,261,066
LIABILITIES
Current accounts and other demand deposits	19	5,927,692	5,470,971
Transactions in the course of payment	7	314,489	159,218
Cash collateral on securities lent and repurchase agreements	9	223,409	226,396
Savings accounts and time deposits	20	10,332,890	9,612,950
Derivative instruments	10	375,028	380,322
Borrowings from financial institutions	21	876,247	1,108,681
Debt issued	22	4,056,885	3,273,933
Other financial obligations	23	174,967	162,123
Current tax liabilities	17	2,043	25,880
Deferred tax liabilities	17	36,851	27,630
Provisions	24	467,405	504,837
Other liabilities	25	239,581	301,066
TOTAL LIABILITIES		23,027,487	21,254,007

EQUITY	27
Attributable to Bank’s Owners:
Capital		1,849,351	1,629,078
Reserves		213,767	177,574
Other comprehensive income		13,182	18,935
Retained earnings:
Retained earnings from previous periods		16,379	16,379
Income for the period		380,720	465,850
Less:
Provision for minimum dividends		(247,569)	(300,759)
Subtotal		2,225,830	2,007,057
Non-controlling interests		1	2

TOTAL EQUITY		2,225,831	2,007,059
TOTAL LIABILITIES AND EQUITY		25,253,318	23,261,066

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the nine-month ended September 30, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

A.  CONSOLIDATED STATEMENT OF INCOME

	Notes	September 2013	September 2012
		MCh$	MCh$
Interest revenue	28	1,272,595	1,182,658
Interest expense	28	(503,902)	(497,974)
Net interest income		768,693	684,684

Income from fees and commissions	29	288,089	275,326
Expenses from fees and commissions	29	(72,239)	(62,826)
Net fees and commission income		215,850	212,500

Net financial operating income	30	23,687	15,766
Foreign exchange transactions, net	31	36,764	24,829
Other operating income	36	17,924	16,341
Total operating revenues		1,062,918	954,120

Provisions for loan losses	32	(173,817)	(137,584)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		889,101	816,536

Personnel expenses	33	(234,191)	(231,632)
Administrative expenses	34	(184,309)	(176,048)
Depreciation and amortization	35	(21,332)	(23,267)
Impairment	35	(133)	(648)
Other operating expenses	37	(13,789)	(25,125)

TOTAL OPERATING EXPENSES		(453,754)	(456,720)

NET OPERATING INCOME		435,347	359,816

Income attributable to associates	14	2,044	857
Income before income tax		437,391	360,673

Income tax		(56,671)	(32,762)
	17
NET INCOME FOR THE PERIOD		380,720	327,911
Attributable to:
Bank’s Owners		380,720	327,910
Non-controlling interests		—	1

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	4.10	3.72
Diluted net income per share	27	4.10	3.72

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the nine-month ended September 30, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

B.  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	September 2013	September 2012
		MCh$	MCh$

NET INCOME FOR THE PERIOD		380,720	327,911

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME FOR THE PERIOD

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available-for-sale instruments	13	9,149	23,294
Gains and losses on derivatives held as cash flow hedges	10	(16,389)	1,294
Cumulative translation adjustment		39	(65)
Other comprehensive income before income taxes		(7,201)	24,523

Income tax related to other comprehensive income	17	1,448	(4,880)

Total other comprehensive income that will be reclassified to income for the period		(5,753)	19,643
Other comprehensive income that will not be reclassified to income for the period		—	—
TOTAL OTHER COMPREHENSIVE INCOME		(5,753)	19,643

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		374,967	347,554

Attributable to:
Bank’s owners		374,967	347,553
Non-controlling interest		—	1

Comprehensive net income per share attributable to Bank’s owners:		Ch$	Ch$
Basic net income per share		4.03	3.95
Diluted net income per share		4.03	3.95

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month ended September 30, 2013 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2011		1,436,083	32,256	87,226	(1,644)	(395)	(36)	16,379	428,805	(259,501)	1,739,173	2	1,739,175
Capitalization of retained earnings	27	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Retention (released) earnings	27	—	—	58,092	—	—	—	—	(58,092)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(296,802)	259,501	(37,301)	(2)	(37,303)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(65)	—	—	—	(65)	—	(65)
Cash flow hedge adjustment, net		—	—	—	—	1,044	—	—	—	—	1,044	—	1,044
Valuation adjustment on available-for-sale instruments, net		—	—	—	18,666	—	—	—	—	—	18,666	—	18,666
Income for the period 2012		—	—	—	—	—	—	—	327,910	—	327,910	1	327,911
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(214,885)	(214,885)	—	(214,885)
Balances as of September 30, 2012		1,509,994	32,256	145,318	17,022	649	(101)	16,379	327,910	(214,885)	1,834,542	1	1,834,543

Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	7	—	—	—	7	1	8
Cash flow hedge adjustment, net		—	—	—	—	385	—	—	—	—	385	—	385
Valuation adjustment on available-for-sale instruments, net		—	—	—	973	—	—	—	—	—	973	—	973
Subscribed and paid shares		119,084	—	—	—	—	—	—	—	—	119,084	—	119,084
Income for the period 2012		—	—	—	—	—	—	—	137,940	—	137,940	—	137,940
Provision for minimum dividends		—	—	—	—	—	—	—	—	(85,874)	(85,874)	—	(85,874)

Balances as of December 31, 2012		1,629,078	32,256	145,318	17,995	1,034	(94)	16,379	465,850	(300,759)	2,007,057	2	2,007,059
Capitalization of retained earnings	27	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Retention (released) earnings	27	—	—	36,193	—	—	—	—	(36,193)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(343,455)	300,759	(42,696)	(1)	(42,697)
Other comprehensive income:	27	—	—	—	—	—	—	—	—	—	—	—	—
Cumulative translation adjustment		—	—	—	—	—	39	—	—	—	39	—	39
Cash flow hedge adjustment, net		—	—	—	—	(13,112)	—	—	—	—	(13,112)	—	(13,112)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	7,320	—	—	—	—	—	7,320	—	7,320
Subscribed and paid shares	27	134,071	—	—	—	—	—	—	—	—	134,071	—	134,071
Income for the period 2013		—	—	—	—	—	—	—	380,720	—	380,720	—	380,720
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(247,569)	(247,569)	—	(247,569)
Balances as of September 30, 2013		1,849,351	32,256	181,511	25,315	(12,078)	(55)	16,379	380,720	(247,569)	2,225,830	1	2,225,831

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month ended September 30, 2013 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	September 2013	September 2012
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		380,720	327,911
Items that do not represent cash flows:
Depreciation and amortization	35	21,332	23,267
Impairment of intangible assets and property and equipment	35	133	648
Provision for loan losses	32	186,118	164,370
Provision of contingent loans	32	10,632	2,909
Fair value adjustment of financial assets held-for-trading		(282)	626
Income attributable to investments in other companies	14	(1,792)	(648)
Income from sales of assets received in lieu of payment	36	(3,627)	(5,246)
Net gain on sales of property and equipment		(205)	(224)
(Increase) decrease in other assets and liabilities		(15,828)	(6,244)
Charge-offs of assets received in lieu of payment	37	1,308	1,974
Other charges (credits) to income that do not represent cash flows		4,865	(466)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(55,566)	(38,070)
Net changes in interest and fee accruals		28,759	21,374
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		666,372	(144,957)
(Increase) decrease in loans to customers		(1,799,468)	(1,146,224)
(Increase) decrease in financial assets held-for-trading, net		(191,188)	123,829
(Increase) decrease in deferred taxes, net	17	403	(13,113)
(Increase) decrease in current account and other demand deposits		456,348	107,096
(Increase) decrease in payables from repurchase agreements and security lending		21,656	56,397
(Increase) decrease in savings accounts and time deposits		717,671	673,172
Proceeds from sale of assets received in lieu of payment		5,593	7,074
Total cash flows from operating activities		433,954	155,455
INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(532,350)	81,974
Purchases of property and equipment	16	(8,535)	(15,285)
Proceeds from sales of property and equipment		491	119
Purchases of intangible assets	15	(3,773)	(6,001)
Investments in other companies	14	(1,440)	(71)
Dividends received from investments in other companies	14	931	915
Total cash flows from investing activities		(544,676)	61,651
FINANCING ACTIVITIES:
Proceeds of mortgage finance bonds		—	—
Repayment of mortgage finance bonds		(15,869)	(20,791)
Proceeds from bond issuances	22	1,245,262	815,989
Redemption of bond issuances		(484,375)	(244,075)
Proceeds from subscription and payment of shares	27	134,071	—
Dividends paid	27	(343,455)	(296,802)
(Increase) decrease in borrowings from financial institutions		(392,878)	19,285
(Increase) decrease in other financial obligations		15,731	(33,206)
(Increase) decrease in borrowings from Central Bank of Chile		—	(22,793)
Borrowings from Central Bank of Chile (long-term)		—	15
Payment of borrowings from Central Bank of Chile (long-term)		(7)	(48)
Long-term foreign borrowings		622,630	336,103
Payment of long-term foreign borrowings		(460,418)	(815,838)
Proceeds from other long-term borrowings		538	666
Payment of other long-term borrowings		(3,821)	(4,270)
Total cash flows from financing activities		317,409	(265,765)
TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		206,687	(48,659)
Net effect of exchange rate changes on cash and cash equivalents		33,848	(34,148)
Cash and cash equivalents at beginning of year		1,236,324	1,429,908
Cash and cash equivalents at end of period	7	1,476,859	1,347,101

Supplemental disclosure of cash flow information:		2013	2012
Cash paid during the year for:		MCh$	MCh$
Interest received		1,240,417	1,184,733
Interest paid		(442,965)	(478,675)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                   Corporate information:

Banco de Chile is authorized to operate like a commercial bank since September 17, 1996, in conformity with the Article 25 of Law No. 19,396.  Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”), Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”), Banco de Chile’s shares are also listed on the Latin American securities market of the Madrid Stock Exchange (“LATIBEX”).  As indicate in Note No. 41 “Subsequent Events” since October 18, 2013 the Bank has resolved to exclude its shares of this stock exchange.

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended September 30, 2013 were approved for issuance in accordance with the directors on October 24, 2013.

2.                   Legal provisions, basis of preparation and other information:

(a)                                 Legal provisions:

The General Banking Law in its Article No.15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                        Legal provisions, basis of preparation and other information, continued:

(b)                                 Basis of preparation:

(b.1)            These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)            The following table details the entities in which the Bank —directly or indirectly— owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	September	December	September	December	September	December
Rut	Subsidiaries	Country	Currency	2013	2012	2013	2012	2013	2012
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A. (*)	Chile	Ch$	—	99.75	—	0.25	—	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*) See note No.5 (j) of Relevant events

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Legal provisions, basis of preparation and other information, continued:

(c)          Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.                  Goodwill valuation (Note No. 15);

2.                  Useful lives of property and equipment and intangible assets (Notes No. 15 and No. 16);

3.                  Income taxes and deferred taxes (Note No. 17);

4.                  Provisions (Note No. 24);

5.                  Commitments and contingencies (Note No. 26);

6.                  Provision for loan losses (Note No. 32);

7.                  Impairment of other financial assets (Note No. 35);

8.                  Fair value of financial assets and liabilities (Note No. 39).

During period 2013, the Bank has made a modification to the derivatives valuation model.  This consists in the incorporation of “Counterparty Value Adjustment” (CVA) in the valuation of derivatives, to reflect the counterparty risk in determining the fair value. In accordance with IAS 8 “Accounting Policies: Changes in Accounting Estimates and Errors”, this modification has been treated as a change in accounting estimate and its effect recorded in earnings. The effect of this change involved an initial charge of income of Ch$7,821 million.

There have been no significant changes to estimates made during period 2013, except for the above.

(d)         Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of nine-month ended September 30, 2013.

(e)          Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(f)      Reclassifications:

During this period, the expense that, by their nature is directly related with credit cards was reclassified from “Other operational expenses” to “Expenses from fees and commissions”, in order to relate them better with the revenues from that product.  The effect of this reclassification is the following:

	Balance as of September 30, 2012	Reclassification	Reclassified Balance as of September 30, 2012
	MCh$	MCh$	MCh$

Expenses from fees and commissions	(48,089)	(14,737)	(62,826)
Other operational expenses	(39,862)	14,737	(25,125)

This reclassification does not affect any comply of covenants.

There are not other significant reclassifications at the end period 2013, different to described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                   New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and rules issued by the Superintendency of Banks and Financial Institutions (SBIF), as per the following detail:

3.1                      Accounting rules issued by IASB:

IAS 32 Financial Instruments: Presentation

The amendments issued in December 2011, clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

According to current rules about netting force in Chile, this rule has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 36 Impairment assets

On May 29, 2013, the IASB issued amendments to IAS 36 respect to disclosures information related to recoverable amount of impaired assets, if this amount corresponded to fair value less disposal cost.  These modifications are related to IFRS 13: “Fair Value measurement”.

The amendments will be applied retrospectively to annual periods beginning in January 1, 2014.  Early adoption is permitted for the periods that the entity has applied IFRS 13.

The Bank and its subsidiaries appraises that this amendment will not have impact in the consolidated financial statements.

IAS 39 Financial Instruments: Recognition and Measurement

On June 27, 2013 the IASB issue amendments to IAS 39 related to continuing hedge accounting after novation.  This amendment provides an exception to the requirement to discontinue hedge accounting in situations where over-the-counter (OTC) derivatives designated in hedging relationships are directly or indirectly, novated to a central counterparty (CCP) as a consequence of laws or regulations, or the introduction of laws or regulations.

The effective date for annual periods beginning on or after January 1, 2014.  Early adoption is permitted.

The Bank will make updates related to documentation that will be required and adjustments in operating process for compliance of novations.  It is important to say that the hedges will not be interrupted for this novation, so there is no impact in financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Financial liabilities

In October, 2010, the IASB published the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Most of the added requirements were carried forward unchanged from IAS 39.  However, the requirements related to the fair value option for financial liabilities were changed to address the issue of own credit risk in response to consistent feedback from users of financial statements and others that the effects of changes in a liability’s credit risk ought not to affect profit or loss unless the liability is held for trading.

The mandatory effective date for annual periods beginning on or after January 1, 2015.

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 requires, mandatory and prospective way, that the entity makes reclassifications of financial assets when the entity modifies the business model.

Under IFRS 9, all equity investments of are measured at fair value. However, the Management has the option of present the changes of fair value in the item “Other Comprehensive Income” in equity. This accounting treatment is available for the initial recognition of an instruments and it is irrevocable. The unrealized income (loss) recognized in “Other Comprehensive Income”, derived from the changes of fair value, and must be not included in income statements.

IFRS 9 is effective for annual periods commencing as of January 1, 2015, and allows adoption prior to that date.  IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these consolidated financial statements.  To date, neither of these standards has been approved by the Superintendency of Banks, event that is required for their application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 10 Consolidated Financial Statement, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements

The Amendments to IFRS 10, IFRS 12 and IAS 27 incorporate a definition of an investment entity and also introduce an exception to consolidate certain subsidiaries owned investment entities.  These amendments require an entity to measure investment considered its investments in subsidiaries at fair value through profit or loss in accordance with IFRS 9 instead of consolidating such subsidiaries.

Amendments also introduce new disclosure requirements related to investment entities IFRS 12 and IAS 27.

If an entity applies these amendments but not applies IFRS 9 yet, any reference in this document to IFRS 9 must be interpreted as a reference to IAS 39 Financial Instruments: Recognition and Measurement.

The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

3.2                      Accounting rules issued by SBIF:

On March 19, 2013 the Superintendency of Banks issued a Circular No. 3,548 that modified the following:

(a)         The instructions relative to the presentation of Statements of Income for matching the names used in the Compendium of Accounting Standards issued by the Chilean Superintendency of Banks with last modifications of IAS 1.

The expressions: “Statement of Income” and “Statement of Comprehensive Income” must be replaced by “Statement of Income for the Period” and “Statement of Other Comprehensive Income for the Period” respectively.

(b)         Accurate presentation of income (loss) that originate in the case of sale portfolio loans, stipulated that the net income (loss) for sale portfolio loans classified in the item “Net financial operating income”, corresponds to differences between the cash perceived (or fair value of the instruments that are received as consideration) and the value net of provisions of the transferred assets, registered at the sale date.

Before this regulatory change, the net income (loss) of sale portfolio loans, corresponded to differences between the cash perceived (or fair value of the instruments that are received as consideration) and the gross value of transferred assets, proceeding after to release of the established provisions for that loans, being this last effect recognized in the item “Provisions for loan losses” of the Income Statements of the Periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                  Changes in Accounting Policies and Disclosures:

During the period ended September 30, 2013, there have not been significant accounting changes that affect the presentation of consolidated financial statements.

5.                   Relevant Events:

(a)         On January 04, 2013 Banco de Chile has concluded the execution process of the insurance agreements between Banco de Chile and its subsidiary Banchile Corredores de Seguros Limitada, with Banchile Seguros de Vida S.A., which were entered into through private instruments dated on December 28, 2012, which are:

(1)         Brokerage Agreement entered into by the affiliate Banchile Corredores de Seguros Limitada and the related company Banchile Seguros de Vida S.A.

(2)         Agreements entered into by Banco de Chile and Banchile Seguros de Vida S.A.:

i)       Collection and Data Administration Agreement.

ii)      Use Agreement for Distribution Channels.

iii)     Banchile’s Trademark License Agreement.

iv)     Credit Life Insurance Agreement.

(3)    Framework agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

All of the agreements have a duration of 3 years effective from January 1, 2013, excluding those insurances, as applicable, that are related to loan mortgages subject to public bid in accordance with article 40 of DFL No. 251 of 1931.

It is worth noting that Banchile Seguros de Vida S.A. is a related party to Banco de Chile in accordance with Article 146 of the Chilean Corporations Law. In turn, Banchile Corredores de Seguros Limitada is a subsidiary of Banco de Chile, incorporated pursuant to Article 70 letter a) of the Chilean Banking Act.

(b)         On January 17, 2013 the Central Bank of Chile, in session No.1730-02-130117 held on that day, agreed and determined, in accordance with article 30 letter b) of Law No. 19,396, the selling price of the subscription options pertaining the 1,279,502,316 (Banco de Chile-T series) cash shares issued by Banco de Chile as agreed during the Extraordinary Shareholders Meeting held on October  17, 2012. Those shares are owned by Sociedad Administradora de la Obligación Subordinada SAOS S.A. and are pledged as collateral to the Chilean Central Bank.

The above referred subscription options shall be preferentially offered to shareholders of series A, B and D of Sociedad Matriz del Banco de Chile S.A. during the so called “Special Preferential Rights Offering Period” which will begin running on January 19, 2013, and shall be elapsed on February 17, 2013.

In accordance with the above referred resolution of the Council of the Central Bank of Chile, the price of each option shall be as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

“The price of the subscription option, hereinafter the “Option Price”, shall correspond to the higher value between Ch$0.1 and the value resulting from the difference obtained after multiplying 0.9752 over the average stock trading price of Banco de Chile´s shares registered in local stock exchanges during the three business trading days preceding the date in which the corresponding option is acquired, hereinafter the “Weighted Average Share Price” (“Precio Promedio Ponderado de la Acción”), and Ch$62.0920.

For these purposes, the “Weighted Average Share Price” was determined, for each day, in accordance to the weighted average price of Banco de Chile´s shares traded during the three business trading days preceding the date in which the corresponding option is acquired, having in mind that the value corresponding to the Weighted Average Price, in relation to the beginning of the Special Preferential Rights Offering Period shall be of Ch$71.4. This value considers the resulting prices from the Ordinary Preferential Rights Offering Period referred to in letter a) of article 30 of Law N°19,396, so that, initially, the Option Price shall correspond to Ch$7.5 per each Banco de Chile´s share, and subsequently, he Option Price shall be determined pursuant to the Weighted Average Share Price, as explained before.

In any event, and for the purposes of selling the subscription options, the Option Price shall corresponded to Ch$7.5 for each Banco de Chile´s share, as long as the Weighted Average Share Price, determined as described before, does not exceed Ch$76.9 nor be less than Ch$71.3.

The Option Price that is determined in accordance with the aforementioned shall be paid up front pursuant to the conditions set forth by Banco de Chile for purposes of the Bank’s capital increase and its calculation procedure shall also be governed by the term established in the final paragraph of letter b) of article 30 of the Law No. 19,396, in accordance to the conditions established by the same legal provision”.

In addition, the Central Bank of Chile resolved that Sociedad Administradora de la Obligación Subordinada SAOS S.A. shall preferentially offer the options to the mentioned shareholders at the price singularized before. The price was notified by Sociedad Administradora de la Obligación Subordinada SAOS S.A. to the Central Bank of Chile and also be informed to interested persons at the beginning of each day of the “Special Preferential Rights Offering Period”.

(c)          On January 24, 2013 in the Ordinary Meeting No. BCH 2,769, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on the 21th of March, 2013 with the objective of proposing, among other matters, the distribution of the Dividend number 201 of Ch$3.41625263165 per every of the 88,037,813,511 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, corresponding to 70% of such income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

In the Ordinary and Extraordinary Banco de Chile’s meetings held on March 21, 2013 it was agreed to comply the previous agreements.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, through the issuance of fully paid-in shares, of no par value, with a value of Ch$71.97 per “Banco de Chile “share which will be distributed among the shareholders in the proportion of 0.02034331347 shares for each “Banco de Chile” share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of Law 19,396.

(d)         On March 21, 2013 Banco de Chile informed that the Ordinary Shareholders Meeting of the Bank held today, agreed to definitely appoint Mr. Francisco Aristeguieta Silva as Director of the Bank, position that he will hold until the next renewal of the Board.

(e)          On March 26, 2013 the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No. 1742E, held today, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on December 31, 2012, including the proportional part of the profits agreed upon capitalization, be paid in cash currency.

(f)           On March 27, 2013 Mr. Guillermo Luksic Craig. died, an important member of our Board since 2001 and member of controlling group of our Bank.

(g)          According to Note 27 (a) during April concluded the process of subscription and payment of shares of increase capital authorized in the Extraordinary Shareholders Meeting held on October 17, 2012.

(h)         On April 11, 2013 in Extraordinary Meeting appointed to Mr. Jean-Paul Luksic Fontbona like Director, until the next Ordinary Shareholders Meeting, replacing to Mr. Guillermo Luksic Craig.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

(i)    On May 13, 2013 and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2012, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the March 21, 2013, it is informed the following information:

a)             In the Extraordinary Shareholders Meeting mentioned above, it was agreed to increase the Bank´s capital in the amount of Ch$86,201,422,505 through the issuance of 1,197,741,038 fully paid-in shares, of no par value, payable under the distributable net income for the year 2012 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution No. 126 dated April 30, 2013, which was registered on page 34,465, No. 23,083 of the register of the Chamber of Commerce of Santiago for the year 2013, and was published at “Diario Oficial” on May 8, 2013.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 2/2013, on May 10, 2013.

b)             The Board of Directors of Banco de Chile, at the meeting No. 2,775, dated May 09, 2013, set May 30, 2013, as the date for issuance and distribution of the fully paid in shares.

c)              The shareholders are entitled to receive the new shares, at a ratio of 0.02034331347 fully in paid shares for each Banco de Chile share, shall be those registered in the Register of Shareholders on May 24, 2013.

d)             In accordance to the first transitory article of the Bank’s bylaws, Banco de Chile-T shares issued as a consequence of the capital increase agreed on the Extraordinary Shareholders Meeting held on October 17, 2012, do not allow their holders to receive dividends or fully paid-in shares in respect to Banco de Chile’s net distributable earnings for fiscal year 2012.  Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T series shares automatically convert to Banco de Chile ordinary shares.

e)              The titles were duly assigned to each shareholder. The Bank only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

f)               As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 93,175,043,991 nominative shares, without par value, completely subscribed and paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

(j)    On July 1, 2013 it is informed that through Public Deed dated June 19, 2013 in Notary´s office Raul Perry Pefaur of Santiago, Banco de Chile has acquired the totally of shares of Banchile Asesoría Financiera S.A. in the entity Banchile Factoring S.A, subsidiary of Banco de Chile, taking over assets and liabilities of such subsidiary.

According to Article 103 No. 2 of Law No. 18,046 of Corporate Law, it has elapsed an uninterrupted period of more 10 of days.  Consequently as of 30th. of June, it has dissolved Banchile Factoring S.A., so 100% of shares belong to Banco de Chile, which since 30th. of June is its legal successor.

(k)         On August 9, 2013 it was informed that in Ordinary Board Meeting held on 8th. of August, the Board accepted resignation of Director Fernando Concha Ureta, with effective date on August 21, 2013

Since August 22, 2013 the Board designated to Juan Enrique Pino Visinteiner like Director until next Ordinary Shareholders Meeting

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                   Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself, and lesser extent in the item “Interest revenue”

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:      Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Trade Services Limited
• Banchile Administradora General de Fondos S.A.
• Banchile Asesoría Financiera S.A.
• Banchile Corredores de Seguros Ltda.
• Banchile Factoring S.A. (*)
• Banchile Corredores de Bolsa S.A.
• Banchile Securitizadora S.A.
• Socofin S.A.
• Promarket S.A.

(*) See Note No. 5 (j)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.   The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the nine-month period ended September 30, 2013 and 2012.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following table presents the income by segment for the periods ended September 30, 2013 and 2012 for each of the segments defined above:

	Retail		Wholesale		Treasury(1)		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	533,191	481,852	217,369	181,664	11,350	9,006	(288)	4,994	761,622	677,516	7,071	7,168	768,693	684,684
Net fees and commissions income (loss)	113,794	113,752	32,162	29,440	(371)	(210)	78,527	77,945	224,112	220,927	(8,262)	(8,427)	215,850	212,500
Other operating income	22,535	10,392	36,837	20,380	2,996	11,574	25,134	23,717	87,502	66,063	(9,127)	(9,127)	78,375	56,936
Total operating revenue	669,520	605,996	286,368	231,484	13,975	20,370	103,373	106,656	1,073,236	964,506	(10,318)	(10,386)	1,062,918	954,120

Provisions for loan losses	(157,840)	(138,141)	(16,628)	(90)	(45)	84	696	563	(173,817)	(137,584)	—	—	(173,817)	(137,584)
Depreciation and amortization	(15,018)	(15,603)	(4,225)	(5,498)	(765)	(999)	(1,324)	(1,167)	(21,332)	(23,267)	—	—	(21,332)	(23,267)
Other operating expenses	(287,983)	(285,074)	(78,482)	(85,741)	(5,623)	(5,360)	(70,652)	(67,664)	(442,740)	(443,839)	10,318	10,386	(432,422)	(433,453)
Income attributable to associates	1,060	384	618	193	65	21	301	259	2,044	857	—	—	2,044	857
Income before income taxes	209,739	167,562	187,651	140,348	7,607	14,116	32,394	38,647	437,391	360,673	—	—	437,391	360,673
Income taxes													(56,671)	(32,762)
Income after income taxes													380,720	327,911

(1)              The Treasury’s income of September 2013 considers effect of Counterparty Value Adjustment described in Note No. 2 (c), equivalent to Ch$7,821 million, of which MCh$6,945 million corresponds to this segment.

The following table presents assets and liabilities of the period ended September 30, 2013 and December 31, 2012 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	10,307,129	9,666,888	10,394,100	9,325,032	3,914,817	3,746,908	691,616	1,123,750	25,307,662	23,862,578	(193,323)	(731,339)	25,114,339	23,131,239
Current and deferred taxes													138,979	129,827
Total assets													25,253,318	23,261,066

Liabilities	7,864,055	7,548,472	9,700,477	8,978,963	5,074,678	4,495,605	542,706	908,796	23,181,916	21,931,836	(193,323)	(731,339)	22,988,593	21,200,497
Current and deferred taxes													38,894	53,510
Total liabilities													23,027,487	21,254,007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                   Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	September 2013	December 2012
	MCh$	MCh$
Cash and due from banks:
Cash	465,027	400,249
Current account with the Chilean Central Bank(*)	88,083	67,833
Deposits in other domestic banks	44,986	15,295
Deposits abroad	400,674	201,548
Subtotal - Cash and due from banks	998,770	684,925

Net transactions in the course of collection	199,411	237,393
Highly liquid financial instruments	259,508	304,886
Repurchase agreements	19,170	9,120
Total cash and cash equivalents	1,476,859	1,236,324

(*)    Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours, and are detailed as follows:

	September 2013	December 2012
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	200,263	249,019
Funds receivable	313,637	147,592
Subtotal transactions in the course of collection	513,900	396,611

Liabilities
Funds payable	(314,489)	(159,218)
Subtotal transactions in the course of payment	(314,489)	(159,218)
Net transactions in the course of collection	199,411	237,393

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                   Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	September 2013	December 2012
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	82,026	25,585
Central Bank promissory notes	3,102	3,068
Other instruments issued by the Chilean Government and Central Bank	14,778	43,726

Other instruments issued in Chile
Promissory notes from deposits in domestic banks	—	—
Mortgage bonds from domestic banks	15	22
Bonds from domestic banks	1,846	—
Deposits in domestic banks	211,217	87,093
Bonds issued in Chile	1,274	—
Other instruments issued in Chile	3,368	188

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	48,266	33,042
Funds managed by thirds	—	—
Total	365,892	192,724

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$158,881 as of September 30, 2013 (MCh$86,863 as of December 31, 2012).

Agreements to repurchase have an average expiration of 8 days as of period-end (11 days in December 2012).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$43,643 as of September 30, 2013 (MCh$51,154 as of September 30, 2012), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                   Cash collateral on securities borrowed and reverse repurchase agreements:

(a)             The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of September 30, 2013 and December 31, 2012, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	905	582	—	—	—	—	—	—	—	—	—	—	905	582

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	8,935	—	—	—	—	—	—	—	—	—	—	—	8,935	—
Deposits in domestic banks	7,078	—	—	—	—	—	—	—	—	—	—	—	7,078	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	2,413	7,756	672	855	498	25,907	—	—	—	—	—	—	3,583	34,518

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	19,331	8,338	672	855	498	25,907	—	—	—	—	—	—	20,501	35,100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                            Cash collateral on securities lent and repurchase agreements, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of September 30, 2013 and December 31, 2012, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	21,639	—	—	—	—	—	—	—	—	—	—	—	21,639	—
Central Bank promissory notes	5,762	—	—	—	—	—	—	—	—	—	—	—	5,762	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	189,781	224,793	5,217	1,603	36	—	—	—	—	—	—	—	195,034	226,396
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	974	—	—	—	—	—	—	—	—	—	—	—	974	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	218,156	224,793	5,217	1,603	36	—	—	—	—	—	—	—	223,409	226,396

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                        Securities given (purchases):

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of September 30, 2013, the Bank held securities with a fair value of Ch$20,389 million (Ch$34,865 million in December 2012) on such terms.  The Bank has an obligation to return the securities to its counterparties.

(d)                       Securities received (sales):

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of September 30, 2013 is Ch$221,503 million (Ch$266,395 million in December 2012). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.            Derivative Instruments and Accounting Hedges:

(a)                       As of September 30, 2013 and 2012, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	31,405	31,388	35,993	41,558	67,619	74,626	—	—	11,805	10,332
Interest rate swap	—	—	—	—	—	—	26,692	27,570	18,864	17,790	112,585	116,387	547	—	12,096	21,311
Total derivatives held for hedging purposes	—	—	—	—	—	—	58,097	58,958	54,857	59,348	180,204	191,013	547	—	23,901	31,643

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	—	—	—	181,012	55,382	205,359	14,083	122,236	78,861	11,408	22	9,074	2,055
Total Derivatives held as cash flow hedges	—	—	—	—	—	—	181,012	55,382	205,359	14,083	122,236	78,861	11,408	22	9,074	2,055

Derivatives held-for-trading purposes
Currency forward	3,634,883	4,231,746	2,230,691	2,519,046	3,436,749	3,260,326	394,501	191,364	488	2,458	37	65	54,439	70,166	68,575	81,790
Cross currency swap	84,789	69,220	351,009	199,338	1,523,746	1,034,040	1,287,633	1,721,408	936,485	719,073	1,217,075	1,026,518	148,429	177,403	189,733	166,182
Interest rate swap	555,294	353,133	891,809	905,870	3,704,275	3,298,276	4,390,633	3,540,462	2,355,918	1,505,936	2,364,538	1,650,103	72,465	81,093	80,332	97,870
Call currency options	23,965	30,306	56,670	20,938	102,010	46,686	13,121	4,795	—	—	—	—	2,015	472	2,528	395
Put currency options	14,427	26,009	35,114	15,288	51,676	25,980	1,262	—	—	—	—	—	1,184	341	885	387
Others	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total derivatives of negotiation	4,313,358	4,710,414	3,565,293	3,660,480	8,818,456	7,665,308	6,087,150	5,458,029	3,292,891	2,227,467	3,581,650	2,676,686	278,532	329,475	342,053	346,624

Total	4,313,358	4,710,414	3,565,293	3,660,480	8,818,456	7,665,308	6,326,259	5,572,369	3,553,107	2,300,898	3,884,090	2,946,560	290,487	329,497	375,028	380,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(b)             Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of September 30, 2013 and December 31, 2012:

	September	December
	2013	2012
	MCh$	MCh$
Hedged element
Commercial loans	135,017	147,572
Corporate bonds	158,141	161,747
Total	293,158	309,319

Hedge instrument
Cross currency swap	135,017	147,572
Interest rate swap	158,141	161,747
Total	293,158	309,319

(c)              Cash flow Hedges:

(c.1)             The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos to rate TIIE (Interbank Interest Rate Balance) plus 0.6 percentage points, Hong Kong dollars, Peruvian nuevo sol and Swiss franc. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c.2)             Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	As of September 30, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outflows
Hedged item (Corporate bonds MXN)	(219)	(439)	(2,195)	(58,252)	—	—	(61,105)
Hedged item (Corporate bonds HKD)	—	—	(4,796)	(9,593)	(9,581)	(165,763)	(189,733)
Hedged item (Corporate bonds PEN)	(550)	—	(550)	(2,198)	(15,252)	—	(18,550)
Hedged item (Corporate bonds CHF)	(764)	—	(3,914)	(137,171)	(213,187)	—	(355,036)

Inflows
Hedged Instrument (Cross currency swap MXN leg)	219	439	2,195	58,252	—	—	61,105
Hedged Instrument (Cross currency swap HKD leg)	—	—	4,796	9,593	9,581	165,763	189,733
Hedged Instrument (Cross currency swap PEN leg)	550	—	550	2,198	15,252	—	18,550
Hedged Instrument (Cross currency swap CHF leg)	764	—	3,914	137,171	213,187	—	355,036

Net cash flows	—	—	—	—	—	—	—

	As of December 31, 2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outflows
Hedged item (Corporate bonds MXN)	(235)	(470)	(2,348)	(58,199)	—	—	(61,252)
Hedged item (Corporate bonds HKD)	—	—	(3,149)	(6,309)	(6,332)	(110,408)	(126,198)
Hedged item (Corporate bonds PEN)	—	—	(1,138)	(2,276)	(16,358)	—	(19,772)

Inflows
Hedged Instrument (Cross currency swap MXN leg)	235	470	2,348	58,199	—	—	61,252
Hedged Instrument (Cross currency swap HKD leg)	—	—	3,149	6,309	6,332	110,408	126,198
Hedged Instrument (Cross currency swap PEN leg)	—	—	1,138	2,276	16,358	—	19,772

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c.2)    Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	As of September 30, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Inflows
Hedged item (Cash flows CLF)	223	2,913	12,620	211,977	224,002	158,471	610,206

Outflows
Hedged Instrument (Cross currency swap CLF/MXN leg)	—	(833)	(829)	(60,004)	—	—	(61,666)
Hedged Instrument (Cross currency swap CLF/HKD leg)	—	—	(4,218)	(8,464)	(5,658)	(158,471)	(176,811)
Hedged Instrument (Cross currency swap CLF/PEN leg)	(223)	—	(222)	(891)	(14,759)	—	(16,095)
Hedged Instrument (Cross currency swap CLF/CHF leg)	—	(2,080)	(7,351)	(142,618)	(203,585)	—	(355,634)

Net cash flows	—	—	—	—	—	—	—

	As of December 31, 2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Inflows
Hedged item (Cash flows CLF)	—	—	4,496	66,537	20,317	106,869	198,219

Outflows
Hedged Instrument (Cross currency swap CLF/MXN leg)	—	—	(1,644)	(60,173)	—	—	(61,817)
Hedged Instrument (Cross currency swap CLF/HKD leg)	—	—	(2,411)	(5,482)	(5,498)	(106,869)	(120,260)
Hedged Instrument (Cross currency swap CLF/PEN leg)	—	—	(441)	(882)	(14,819)	—	(16,142)

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

Respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)              Unrealized gain of fair value adjustment for the period 2013 was Ch$16,389 million (Ch$1,294 credit to equity as of September 30, 2012) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of September 30, 2013 was Ch$13,112 million (Ch$1,044 credit to equity as of September 30, 2012).

The accumulated amount for this concept (net of deferred taxes) as of September 30, 2013 correspond to a charge to equity amounted Ch$12,078 million (credit to equity of Ch$1,034 million as of December 31, 2012)

(c.4)              The net effect in income of derivatives cash flow hedges amount to Ch$23,207 millions in 2013 (Ch$767 charge to equity as of September 30, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.            Loans and advances to Banks:

(a)                       Amounts are detailed as follows:

	September 2013	December 2012
	MCh$	MCh$
Domestic Banks
Interbank loans	159,000	14,309
Overdrafts in current accounts	—
Others credits with domestic banks	—	—
Provisions for loans to domestic banks	(95)	(5)
Subtotal	158,905	14,304

Foreign Banks
Loans to banks	259,976	146,980
Overdrafts in current accounts	—	—
Credit with domestic companies	96,450	67,787
Credits with third countries	12,304	14,509
Other credits with foreign banks	1	—
Provisions for loans to foreign banks	(1,357)	(954)
Subtotal	367,374	228,322

Central Bank of Chile
Non-available Central Bank deposits	150,000	1,100,000
Other Central Bank credits	674	696
Subtotal	150,674	1,100,696
Total	676,953	1,343,322

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2012	5	1,001	1,006
Charge-offs	—	—	—
Provisions established	31	—	31
Provisions released	—	(173)	(173)
Balance as of September 30, 2012	36	828	864
Charge-offs	—	—	—
Provisions established	—	126	126
Provisions released	(31)	—	(31)
Balance as of December 31, 2012	5	954	959
Charge-offs	—	—	—
Provisions established	90	403	493
Provisions released	—	—	—
Balance as of September 30, 2013	95	1,357	1,452

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.            Loans to Customers, net:

(a)                       Loans to Customers:

As of September 30, 2013 and December 31, 2012, the composition of the portfolio of loans is the following:

	As of September 30, 2013
	Assets before allowance			Allowances established
	Normal Portfolio	Impaired Loans	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,352,627	259,795	9,612,422	(94,056)	(83,971)	(178,027)	9,434,395
Foreign trade loans	1,156,287	97,969	1,254,256	(59,715)	(514)	(60,229)	1,194,027
Current account debtors	272,299	3,015	275,314	(3,440)	(3,141)	(6,581)	268,733
Factoring transactions	505,217	7,268	512,485	(1,230)	(1)	(1,231)	511,254
Commercial lease transactions(1)	1,164,031	30,950	1,194,981	(5,205)	(9,876)	(15,081)	1,179,900
Other loans and accounts receivable	31,007	5,824	36,831	(556)	(3,267)	(3,823)	33,008
Subtotal	12,481,468	404,821	12,886,289	(164,202)	(100,770)	(264,972)	12,621,317
Mortgage loans
Mortgage bonds	86,668	5,835	92,503	—	(485)	(485)	92,018
Transferable mortgage loans	125,367	2,741	128,108	—	(440)	(440)	127,668
Other residential real estate mortgage loans	4,298,350	57,998	4,356,348	—	(16,086)	(16,086)	4,340,262
Credits from ANAP	24	—	24	—	—	—	24
Residential lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	4,878	370	5,248	—	(1)	(1)	5,247
Subtotal	4,515,287	66,944	4,582,231	—	(17,012)	(17,012)	4,565,219
Consumer loans
Consumer loans in installments	1,840,424	157,519	1,997,943	—	(133,395)	(133,395)	1,864,548
Current account debtors	232,704	10,638	243,342	—	(7,940)	(7,940)	235,402
Credit card debtors	676,461	26,908	703,369	—	(32,498)	(32,498)	670,871
Consumer lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	183	313	496	—	(467)	(467)	29
Subtotal	2,749,772	195,378	2,945,150	—	(174,300)	(174,300)	2,770,850
Total	19,746,527	667,143	20,413,670	(164,202)	(292,082)	(456,284)	19,957,386

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a)                       Loans to Customers, continued:

	As of December 31, 2012
	Assets before allowances			Allowances established
	Normal Portfolio	Substandard Loans	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,294,819	246,355	8,541,174	(93,583)	(67,746)	(161,329)	8,379,845
Foreign trade loans	1,149,923	91,032	1,240,955	(55,216)	(491)	(55,707)	1,185,248
Current account debtors	187,246	2,153	189,399	(2,418)	(2,504)	(4,922)	184,477
Factoring transactions	597,266	8,871	606,137	(9,535)	(556)	(10,091)	596,046
Commercial lease transactions (1)	1,084,877	28,395	1,113,272	(3,528)	(9,136)	(12,664)	1,100,608
Other loans and accounts receivable	35,736	4,911	40,647	(621)	(1,974)	(2,595)	38,052
Subtotal	11,349,867	381,717	11,731,584	(164,901)	(82,407)	(247,308)	11,484,276
Mortgage loans
Mortgage bonds	103,241	5,974	109,215	—	(724)	(724)	108,491
Transferable mortgage loans	148,243	2,963	151,206	—	(527)	(527)	150,679
Other residential real estate mortgage loans	3,897,642	40,124	3,937,766	—	(14,829)	(14,829)	3,922,937
Credits from ANAP	27	—	27	—	—	—	27
Residential lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	113	340	453	—	—	—	453
Subtotal	4,149,266	49,401	4,198,667	—	(16,080)	(16,080)	4,182,587
Consumer loans
Consumer loans in installments	1,761,070	145,203	1,906,273	—	(124,886)	(124,886)	1,781,387
Current account debtors	235,122	9,944	245,066	—	(6,950)	(6,950)	238,116
Credit card debtors	654,976	25,010	679,986	—	(31,996)	(31,996)	647,990
Consumer lease transactions (1)	—	—	—	—	—	—	—
Other loans and accounts receivable	183	6	189	—	(215)	(215)	(26)
Subtotal	2,651,351	180,163	2,831,514	—	(164,047)	(164,047)	2,667,467
Total	18,150,484	611,281	18,761,765	(164,901)	(262,534)	(427,435)	18,334,330

(1)    In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of September 30, 2013, MCh$504,912 (MCh$451,647 as of December 31, 2012) correspond to finance leases for real estate and MCh$690,069 (MCh$661,625 as of December 31, 2012), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(b)                       Allowances for loan losses:

Movements in allowances for loan losses during periods 2013 and 2012 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2012	160,377	224,113	384,490
Charge-offs:
Commercial loans	(5,759)	(26,979)	(32,738)
Mortgage loans	—	(3,117)	(3,117)
Consumer loans	—	(101,097)	(101,097)
Total charge-offs	(5,759)	(131,193)	(136,952)
Allowances established	1,429	163,083	164,512
Allowances released	—	—	—
Balance as of September 30, 2012	156,047	256,003	412,050
Charge-offs:
Commercial loans	(3,385)	(7,041)	(10,426)
Mortgage loans	—	(1,136)	(1,136)
Consumer loans	—	(34,219)	(34,219)
Total charge-offs	(3,385)	(42,396)	(45,781)
Allowances established	12,239	48,927	61,166
Allowances released	—	—	—
Balance as of December 31, 2012	164,901	262,534	427,435
Charge-offs:
Commercial loans	(5,934)	(19,473)	(25,407)
Mortgage loans	—	(2,569)	(2,569)
Consumer loans	—	(116,244)	(116,244)
Total charge-offs	(5,934)	(138,286)	(144,220)
Debt swap	(12,556)	—	(12,556)
Allowances established	17,791	167,834	185,625
Allowances released	—	—	—
Balance as of September 30, 2013	164,202	292,082	456,284

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.                  As of September 30, 2013 and December 31, 2012, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                Loans to Customers, continued:

2.                  As of September 30, 2013 and December 31, 2012, the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets.

(c)                        Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable(*)
	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	427,146	394,284	(53,242)	(50,643)	373,904	343,641
Due after 1 year but within 2 years	309,491	293,525	(37,703)	(36,615)	271,788	256,910
Due after 2 years but within 3 years	196,542	189,111	(26,287)	(23,440)	170,255	165,671
Due after 3 years but within 4 years	117,921	112,381	(16,894)	(15,766)	101,027	96,615
Due after 4 years but within 5 years	84,355	75,451	(12,465)	(11,339)	71,890	64,112
Due after 5 years	226,483	206,025	(28,177)	(25,733)	198,306	180,292
Total	1,361,938	1,270,777	(174,768)	(163,536)	1,187,170	1,107,241

(*)    The net balance receivable does not include past-due portfolio totaling MCh$7,811 as of September 30, 2013 (MCh$6,031 as of December 31, 2012).

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Purchase of credits:

In the present period the Bank has acquired portfolio loans with a nominal value of Ch$435,908 million.

(e)                        Sale or transfer of credits from the loans to customers:

During the period ended September 30, 2013 and 2012 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio, according the following:

As of September 30, 2013
Carrying amount	Allowances	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$
47,437	(354)	47,752	669

As of September 30, 2012
Carrying amount	Allowances	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$
116,295	(194)	116,295	194

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                               Loans to Customers, continued:

(f)                        On June 27, 2013, it was proceeded to make a Debt Swap of impaired portfolio.  Representative promissory notes of credit were replaced by financial instruments (bonds), issued by the same debtor. The credit, at date of exchange, amounted MCh$13,952 with a provision for loan losses of MCh$12,556.  The financial instruments (bonds) received was classified like financial assets available-for-sale.

At date of exchange, it does not exist active market for this type of financial instrument, and so, there was not sufficient data available for measure its fair value.  Then it determined that fair value was equivalent to book value of credit exchanged.  For this transaction it was not recognized income effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.            Investment Securities:

As of September 30, 2013 and December 31, 2012, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	September 2013			December 2012
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	357,972	—	357,972	110,569	—	110,569
Promissory notes issued by the Chilean Government and Central Bank	135,723	—	135,723	969	—	969
Other instruments	191,288	—	191,288	140,246	—	140,246

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	99,507	—	99,507	85,688	—	85,688
Bonds from domestic banks	186,937	—	186,937	116,100	—	116,100
Deposits from domestic banks	573,561	—	573,561	560,390	—	560,390
Bonds from other Chilean companies	25,835	—	25,835	32,281	—	32,281
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	145,048	—	145,048	129,693	—	129,693

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	68,482	—	68,482	88,504	—	88,504

Total	1,784,353	—	1,784,353	1,264,440	—	1,264,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                     Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions; totaling MCh$27,399 as of September 30, 2013 (the balance is null for 2012).  The agreements to repurchase have an average maturity of 8 days as of September 30, 2013.

In instruments issued by other Chilean institutions are included instruments sold by repurchase agreements to clients and financial institutions, totaling MCh$32 as of September 30, 2013 (Ch$5,267 million as of December 31, 2012).

In instruments issued abroad are included mainly bank bonds and shares.

As of September 30, 2013, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$25,315, net of tax (net unrealized gain of MCh$17,995 as of December 31, 2012), recorded in other comprehensive income within equity.

During 2013 and 2012, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of September 30, 2013 and as of December 31, 2012 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the nine-month period ended September 30, 2013 and September 30, 2012 are as follows:

	September	September
	2013	2012
	MCh$	MCh$
Unrealized gain (loss) arising during the period	17,354	25,380
Realized gain included in the consolidated statement of comprehensive income	(8,205)	(2,086)
Net gain (loss) on available-for-sale before income tax	9,149	23,294

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.            Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$16,697 as of September 30, 2013 (MCh$13,933 as of December 31, 2012), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		September	December	September	December	September	December	September	September
Company	Shareholder	2013	2012	2013	2012	2013	2012	2013	2012
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments valued at equity method
Servipag Ltda.	Banco de Chile	50.00	50.00	6,956	6,756	3,477	3,378	100	(210)
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	7,501	6,412	1,936	1,655	402	313
Redbanc S.A.	Banco de Chile	38.13	38.13	4,366	4,109	1,665	1,567	140	574
Administrador Financiero del Transantiago S.A.(*)	Banco de Chile	20.00	20.00	9,425	6,076	1,885	1,215	669	(158)
Transbank S.A.	Banco de Chile	26.16	26.16	6,016	6,306	1,574	1,649	214	227
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	4,467	4,337	670	651	41	67
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,280	1,129	640	564	75	(324)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,854	1,609	618	536	78	70
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,982	1,711	531	459	73	89
Sociedad Omerc OTC S.A.(**)	Banco de Chile	14.49	—	9,952	—	1,440	—	—	—
Subtotal				53,799	38,445	14,436	11,674	1,792	648

Investments valued at cost(1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	252	209
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	—	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Cámara de Compensación						8	8	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						41	39	—	—
Subtotal						2,261	2,259	252	209
Total						16,697	13,933	2,044	857

(1)         Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)         On July 9, 2013 it was published in Diario Oficial of Chile (Federal Register in USA) the resolution No. 285 between Government Department of Transport and Telecommunications and Government Department of Treasury, which approved a new agreement related to “the delivery of complementary services of financial management”, whereby the new agreement, AFT only provide services related with financial management of the resourses of Transantiago system, all of that in the terms and conditions that establish the new contract.

(**)  On June 21, 2013 it was created, with other banks of the Chilean financial system, the subsidiary banking support called “Servicios de Infraestructura de Mercado OTC S.A.” (IMERC-OTC S.A.), where its objective will be to operate a centralized register of derivatives operations (register, confirmation, storage, consolidation and conciliation services). This new subsidiary was created with a capital of Ch$12,957,463,890 divided in 10,000 shares, without nominal value, of which Banco de Chile subscribed and paid 1,110 shares, equivalents to MCh$1,440 million paid upon constitution of society.  It was subscribed and paid 7,668 shares at the date of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                     Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2013 and 2012 is detailed as follows:

	2013	2012
	MCh$	MCh$

Balance as of January1,	13,933	15,418
Sale of investments	—	—
Acquisition of investments	1,440	71
Participation in net income	1,792	648
Dividends receivable	(191)	(362)
Dividends received	(931)	(915)
Payment of dividends	654	508
Balance as of September 30,	16,697	15,368

(c)                        During the nine-month period ended September 30, 2013 and as of December 31, 2012 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.            Intangible Assets:

(a)                       As of September 30, 2013 and December 31, 2012 intangible assets are detailed as follows:

	Years						Accumulated
	Useful Life		Remaining amortization		Gross balance		Amortization and Impairment		Net balance
	September	December	September	December	September	December	September	December	September	December
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of intangible asset:

Goodwill:
Investments in other companies	7	7	1	2	4,138	4,138	(3,465)	(3,000)	673	1,138
Other Intangible Assets:
Software or computer programs	6	6	2	3	85,742	82,736	(56,196)	(50,641)	29,546	32,095
Intangible assets arising from business combinations	7	7	1	2	1,740	1,740	(1,457)	(1,261)	283	479
Other intangible assets	—	—	—	—	487	612	(42)	(34)	445	578
Total					92,107	89,226	(61,160)	(54,936)	30,947	34,290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(b)                       Movements in intangible assets during the nine-month period ended September 30, 2013 and December 31, 2012 are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2012	4,138	74,525	1,740	102	80,505
Acquisitions	—	5,999	—	2	6,001
Disposals/ write-downs	—	(333)	—	(63)	(396)
Balance as of September 30, 2012	4,138	80,191	1,740	41	86,110

Balance as of December 31, 2012	4,138	82,736	1,740	612	89,226

Balance as of January 1, 2013	4,138	82,736	1,740	612	89,226
Acquisitions	—	3,518	—	255	3,773
Disposals/ write-downs	—	(512)	—	(380)	(892)
Balance as of September 30, 2013	4,138	85,742	1,740	487	92,107
Accumulated Amortization and Impairment

Balance as of January 1, 2012	(2,379)	(41,538)	(1,000)	(71)	(44,988)
Amortization for the period(*)	(466)	(7,159)	(196)	(15)	(7,836)
Impairment loss(*)	—	—	—	—	—
Disposals/ write-downs	—	333	—	62	395
Balance as of September 30, 2012	(2,845)	(48,364)	(1,196)	(24)	(52,429)

Balance as of December 31, 2012	(3,000)	(50,641)	(1,261)	(34)	(54,936)

Balance as of January 1, 2013	(3,000)	(50,641)	(1,261)	(34)	(54,936)
Amortization for the period(*)	(465)	(6,067)	(196)	(20)	(6,748)
Impairment loss(*)	—	—	—	—	—
Disposals/ write-downs	—	512	—	12	524
Balance as of September 30, 2013	(3,465)	(56,196)	(1,457)	(42)	(61,160)

Net balance as of September 30, 2013	673	29,546	283	445	30,947

(*)                       See Note 35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(c)                        As of September 30, 2013 and December 31, 2012, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	September	December
Detail	2013	2012
	MCh$	MCh$

Software and licenses	8,598	6,681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment:

(a)                       As of September 30, 2013 and 2012, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Cost
Balance as of January 1, 2012	176,266	125,819	137,120	439,205
Additions	337	7,150	7,798	15,285
Disposals/write-downs	(453)	(1,176)	(1,704)	(3,333)
Transfers	—	—	—	—
Reclassifications	—	—	18	18
Total	176,150	131,793	143,232	451,175

Accumulated depreciation	(35,228)	(108,272)	(99,890)	(243,390)
Impairment loss(*)	—	—	(130)	(130)
Balance as of September 30, 2012	140,922	23,521	43,212	207,655
Balance as of December 31, 2012	176,152	132,026	144,637	452,815

Balance as of January 1, 2013	176,152	132,026	144,637	452,815
Additions	62	5,030	3,443	8,535
Disposals/write-downs	(364)	(236)	(1,298)	(1,898)
Transfers	—	(218)	218	—
Reclassifications	—	—	—	—
Total	175,850	136,602	147,000	459,452

Accumulated depreciation	(38,054)	(115,290)	(107,128)	(260,472)
Impairment loss (*)(***)	—	—	(183)	(183)
Balance as of September 30, 2013	137,796	21,312	39,689	198,797
Accumulated Depreciation
Balance as of January 1, 2012	(33,503)	(103,034)	(94,799)	(231,336)
Reclassifications	—	—	—	—
Depreciation charges in the period (*)(**)	(2,178)	(6,414)	(6,553)	(15,145)
Sales and disposals in the period	453	1,176	1,462	3,091
Balance as of September 30, 2012	(35,228)	(108,272)	(99,890)	(243,390)

Balance as of December 31, 2012	(35,972)	(109,932)	(101,722)	(247,626)

Balance as of January 1, 2013	(35,972)	(109,932)	(101,722)	(247,626)
Reclassifications	—	(19)	19	—
Depreciation charges in the period (*)(**)	(2,210)	(5,759)	(6,329)	(14,298)
Sales and disposals in the period	128	420	904	1,452
Balance as of September 30, 2013	(38,054)	(115,290)	(107,128)	(260,472)

(*)                                 See Note 35 - Depreciation, Amortization and Impairment.

(**)                          This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for MCh$286 (MCh$286 as of September 30, 2012).

(***)                   It includes charge-offs provision of Property and Equipment of MCh$50 million

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment, continued:

(b)                      As of September 30, 2013 and 2012, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

		September 2013
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	21,470	2,296	4,576	16,681	37,016	26,735	49,055	136,359

		September 2012
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	20,749	2,238	4,395	16,038	33,694	26,882	53,760	137,007

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 5 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of September 30, 2013 and 2012, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of September 30, 2013 and as of December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	September	December
	2013	2012
	MCh$	MCh$

Income taxes	53,734	61,876
Tax on non-deductible expenses (tax rate 35%)	1,049	3,860
Less:
Monthly prepaid taxes (PPM)	(52,367)	(41,960)
Credit for training expenses	(248)	(1,545)
Other	(3,143)	965
Total	(975)	23,196
Tax rate	20.00%	20.00%

	September	December
	2013	2012
	MCh$	MCh$

Current tax assets	3,018	2,684
Current tax liabilities	(2,043)	(25,880)
Total tax receivable (payable)	975	(23,196)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes, continued:

(b)                       Income Tax:

The Bank’s tax expense recorded for the nine-month period ended September 30, 2013 and 2012 as follows:

	September	September
	2013	2012
	MCh$	MCh$
Income tax expense:
Current year taxes	53,734	47,334
Income tax adjustment for change in tax rate	—	2,697
Tax from previous periods	52	(1,147)
Subtotal	53,786	48,884

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	1,844	(3,663)
Effect of changes in tax rate	—	(14,206)
Subtotal	1,844	(17,869)

Non deductible expenses (Art. 21 Income Tax Law)	1,049	1,740
Other	(8)	7
Net charge to income for income taxes	56,671	32,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2013 and 2012:

	September		September
	2013		2012
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	20.00	87,478	20.00	72,134
Additions or deductions	(6.58)	(28,784)	(7.09)	(25,568)
Non-deductible expenses	0.24	1,049	0.48	1,740
Tax from previous year	0.01	52	(0.32)	(1,147)
Effect of changes in tax rate(*)	—	—	(3.94)	(14,206)
Lease deferred tax adjustment	—	—	0.82	2,942
Others	(0.71)	(3,124)	(0.87)	(3,133)
Effective rate and income tax expense	12.96	56,671	9.08	32,762

The effective rate for income tax for the period ended September 30, 2013 is 12.96% (9.08% in September 2012).

(*)	The Law No. 20,630 of September 27, 2012, changed permanently the tax rate of income tax calculated on net income before tax (first category) to 20.00%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December 31,	Unrecognized Temporary	Effect		Balances as of September 30,
	2012	Differences	Income	Equity	2013
	MCh$	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	99,113	—	5,289	—	104,402
Obligations with agreements to repurchase	(11)	—	38	—	27
Personnel provisions	6,092	—	(941)	—	5,151
Staff vacation	4,058	—	310	—	4,368
Accrued interests and indexation adjustments from past due loans	2,123	—	5	—	2,128
Staff severance indemnities provisions	960	—	(46)	—	914
Other adjustments	17,234	—	1,737	—	18,971
Total debit differences	129,569	—	6,392	—	135,961

Credit Differences:
Depreciation and price-level restatement of property and equipment	15,423	—	(480)	—	14,943
Adjustment for valuation of financial assets available-for-sale and cash flow hedge	4,758	—	—	(1,448)	3,310
Leasing equipment	4,812	—	6,579	—	11,391
Transitory assets	2,449	—	1,689	—	4,138
Adjustment for derivative instruments	378	—	(210)	—	168
Other adjustments	2,236	—	657	8	2,901
Total credit differences	30,056	—	8,235	(1,440)	36,851

Deferred tax assets (liabilities), net	99,513	—	(1,843)	1,440	99,110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of September 30, 2012 and December 31, 2012, are detailed as follows:

	Balances as of December	Unrecognized Temporary	Effect		Balances as of September	Unrecognized Temporary	Effect		Balances as of December
	31, 2011	Differences	Income	Equity	30, 2012	Differences	Income	Equity	31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	76,910	—	18,734	—	95,644	—	3,469	—	99,113
Obligations with agreements to repurchase	(263)	—	268	—	5	—	(16)	—	(11)
Personnel provisions	4,930	—	393	—	5,323	—	769	—	6,092
Staff vacation	3,637	—	471	—	4,108	—	(50)	—	4,058
Accrued interests and indexation adjustments from past due loans	1,573	—	359	—	1,932	—	191	—	2,123
Staff severance indemnities provisions	326	—	214	—	540	—	420	—	960
Other adjustments	13,600	119	5,291	—	19,010	—	(1,776)	—	17,234
Total debit differences	100,713	119	25,730	—	126,562	—	3,007	—	129,569

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,196	—	1,562	—	15,758	—	(335)	—	15,423
Adjustment for valuation of financial assets available-for-sale and cash flow hedge	(463)	—	—	4,880	4,417	—	—	341	4,758
Leasing Equipment	(13,311)	—	14,736	—	1,425	—	3,387	—	4,812
Transitory assets	1,524	—	1,292	—	2,816	—	(367)	—	2,449
Adjustment for derivative instruments	2,057	—	(8,225)	—	(6,168)	—	6,546	—	378
Other adjustments	3,641	(5)	(1,504)	—	2,132	—	112	(8)	2,236
Total credit differences	7,644	(5)	7,861	4,880	20,380	—	9,343	333	30,056

Deferred tax assets (liabilities), net	93,069	124	17,869	(4,880)	106,182	—	(6,336)	(333)	99,513

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.            Other Assets:

(a)                       Item detail:

At the end of each period, other assets are detailed as follows:

	September	December
	2013	2012
	MCh$	MCh$

Assets held for leasing(*)	67,530	74,986

Assets received or awarded as payment(**)
Assets awarded in judicial sale	1,842	2,475
Assets received in lieu of payment	208	81
Provision for assets received in lieu of payment	(36)	(40)
Subtotal	2,014	2,516

Other Assets
Guaranteed cash deposit	47,930	25,984
Documents intermediated(***)	34,495	89,800
Other accounts and notes receivable	19,719	20,001
Investment properties	16,413	16,698
Servipag available funds	16,117	15,534
Prepaid expenses	12,925	3,476
Commissions receivable	9,167	6,392
VAT receivable	7,651	9,292
Recoverable income taxes	5,855	7,695
Transaction in progress	1,478	8,676
Rental guarantees	1,400	1,386
Accounts receivable for sale of assets received in lieu of payment	611	423
Materials and supplies	544	610
Recovered leased assets for sale	129	777
Others	15,678	12,632
Subtotal	190,112	219,376
Total	259,656	296,878

(*)	These correspond to property and equipment to be given under a finance lease.

(**)

Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0070% (0.0032% as of December 31, 2012) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the nine-month period ended September 30, 2013 and 2012 are detailed as follows:

MCh$

Balance as of January 1, 2012	1,118
Provisions used	(1,146)
Provisions established	89
Provisions released	—
Balance as of September 30, 2012	61
Provisions established	(61)
Provisions released	40
Balance as of December 31, 2012	40
Provisions used	(39)
Provisions established	36
Provisions released	(1)
Balance as of September 30, 2013	36

19.            Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	September	December
	2013	2012
	MCh$	MCh$

Current accounts	4,849,861	4,495,134
Other demand deposits and accounts	714,538	599,320
Other demand deposits	363,293	376,517
Total	5,927,692	5,470,971

20.            Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	September	December
	2013	2012
	MCh$	MCh$

Time deposits	10,111,065	9,370,063
Term savings accounts	178,741	179,465
Other term balances payable	43,084	63,422
Total	10,332,890	9,612,950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)         At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2013	2012
	MCh$	MCh$

Domestic banks
Banco Bice	121	—
Subtotal	121	—

Foreign banks
Foreign trade financing
Citibank N.A.	160,365	107,249
Deutsche Bank	113,779	12,003
Standard Chartered Bank	105,575	117,218
Bank of America N.T. & S.A.	77,761	189,501
Wells Fargo Bank	63,066	131,763
Commerzbank A.G.	59,242	182,926
HSBC Bank	51,134	—
The Bank of New York Mellon	35,855	57,161
JP Morgan Chase Bank	25,263	24,003
Toronto Dominion Bank	22,728	38,402
Mercantil Commercebank N.A.	15,229	19,184
Zuercher Kantonalbank	5,049	14,401
Bank of China	281	828
Sumitomo Banking	—	16,828
Banco de Sabadell	—	337
Others	141	22

Borrowings and other obligations
Wells Fargo Bank	101,072	96,370
China Development Bank	31,732	35,996
Citibank N.A.	6,769	27,571
Standard Chartered Bank	—	36,084
Others	1,074	816
Subtotal	876,115	1,108,663

Chilean Central Bank	11	18

Total	876,247	1.108.681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                     Borrowings from Financial Institutions, continued:

(b)         Domestic Banks Deposits

As of September 30, 2013 and the Bank has financial obligations with domestic banks institutions for an amount of MCh$121 (as of December 31, 2012 the Bank has not balances for this concept).

(c)          Foreign Banks Obligations

The maturities are as follows:

	September 2013	December 2012
	MCh$	MCh$

Up to 1 month	57,823	181,954
Over 1 month and up to 3 months	78,821	153,702
Over 3 months and up to 12 months	583,960	631,051
Over 1 year and up to 3 years	155,511	141,956
Over 3 years and up to 5 years	—	—
Over 5 years	—	—
Total	876,115	1,108,663

(d)         Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	September 2013	December 2012
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	11	18
Total	11	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.            Debt Issued:

At the end of each period, debt issued is detailed as follows:

	September	December
	2013	2012
	MCh$	MCh$

Mortgage bonds	92,922	115,196
Bonds	3,215,041	2,412,233
Subordinated bonds	748,922	746,504
Total	4,056,885	3,273,933

During the period ended as of September 30, 2013, Banco de Chile issued bonds by an amount of MCh$1,245,262, of which corresponds to Unsubordinated bonds and Subordinated Bonds by an amount of MCh$1,241,666 and MCh$3,596 respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUR1011	22,114	12 years	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12 years	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8 years	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7 years	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15 years	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15 years	3.50	UF	03/26/2013	03/26/2028
BCHIUN1011	72,022	7 years	3.20	UF	04/08/2013	04/08/2020
BCHIUU0212	68,379	12 years	3.40	UF	08/29/2013	08/29/2025
BCHIAU0213	69,746	12 years	3.60	UF	09/11/2013	09/11/2025
BCHIAG0213	46,585	5 years	3.40	UF	09/13/2013	09/13/2018
HKD bond	45,552	10 years	3.23	HKD	04/22/2013	04/22/2023
CHF bond	111,579	5 years	1.13	CHF	04/26/2013	05/23/2018
CHF bond	27,895	5 years	1.13	CHF	05/07/2013	05/23/2018
CHF bond	125,526	3 years	0.76	CHF	06/11/2013	07/18/2016
CHF bond	69,737	4 years	1.13	CHF	06/28/2013	07/25/2017
Subtotal as of September 30, 2013	838,182
Short-term Bonds	403,484
Total as of September 30, 2013	1,241,666

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-G1111	3,596	25 years	3.75	UF	01/25/2013	01/25/2038
Total as of September 30, 2012	3,596

During the year ended December 31, 2012, Banco de Chile issued bonds by an amount of Ch$1,233,985 million, of which correspond to unsubordinated bond and Subordinated Bonds by an amount of MCh$1,207,808 and MCh$26,177 respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUO0911	89,896	10 years	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6 years	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7 years	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7 years	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7 years	3.20	UF	03/23/2012	03/23/2019
BCHIUP1211	88,345	10 years	3.40	UF	04/04/2012	04/04/2022
BCHIUI0611	2,236	7 years	3.20	UF	04/17/2012	04/17/2019
BCHIUQ1011	27,343	11 years	3.40	UF	05/08/2012	05/08/2023
BCHIUQ1011	48,568	11 years	3.40	UF	05/11/2012	05/11/2023
BCHIUQ1011	12,449	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	46,428	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	20,552	11 years	3.40	UF	06/07/2012	06/07/2023
BCHIUT0112	66,850	12 years	3.40	UF	06/12/2012	06/12/2024
BCHIUR1011	33,295	12 years	3.40	UF	06/20/2012	06/20/2024
BONO HKD	24,487	15 years	4.00	HKD	09/05/2012	09/05/2027
BCHIUR1011	4,450	12 years	3.40	UF	07/30/2012	07/30/2024
BCHIUR1011	13,469	12 years	3.40	UF	09/14/2012	09/14/2024
BCHIUR1011	1,799	12 years	3.40	UF	09/24/2012	09/24/2024
BCHIUR1011	5,284	12 years	3.40	UF	09/25/2012	09/25/2024
Subtotal as of September 30, 2012	505,366
BCHIUJ0811	1,334	8 years	3.20	UF	10/05/2012	10/05/2020
BCHIUJ0811	33,456	8 years	3.20	UF	10/10/2012	10/10/2020
BCHIUV1211	67,842	13 years	3.50	UF	10/10/2012	10/10/2025
BCHIUJ0811	1,566	8 years	3.20	UF	10/19/2012	10/19/2020
BCHIUJ0811	2,241	8 years	3.20	UF	10/22/2012	10/22/2020
BCHIAC1011	11,118	15 years	3.50	UF	10/22/2012	10/22/2027
BONO HKD	54,374	15 years	4.00	HKD	11/07/2012	09/09/2027
BONO PEN	14,083	5 years	4.04	PEN	10/30/2012	10/30/2017
Subtotal as of December 31, 2012	186,014
Short-term Bonds	516,428
Total as of December 31, 2012	1,207,808

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-G1111	13,191	25 years	3.75	UF	07/30/2012	07/30/2037
UCHI-G1111	1,099	25 years	3.75	UF	07/31/2012	07/31/2037
UCHI-G1111	1,782	25 years	3.75	UF	08/31/2012	08/31/2037
UCHI-G1111	10,105	25 years	3.75	UF	12/28/2012	12/28/2037
Total as of December 31, 2012	26,177

The Bank has not had breaches of capital, interest or other breaches with respect to its debts instruments as of September 30, 2013 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.            Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	September	December
	2013	2012
	MCh$	MCh$

Other Chilean obligations	122,269	106,537
Public sector obligations	52,698	55,586
Other abroad obligations	—	—
Total	174,967	162,123

24.            Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	September	December
	2013	2012
	MCh$	MCh$

Provision for minimum dividends	247,569	300,759
Provisions for Personnel benefits and payroll expenses	60,648	64,546
Provisions for contingent loan risks	47,217	36,585
Provisions for contingencies:
Additional loan provisions(*)	105,145	97,757
Country risk provisions	4,974	3,107
Other provisions for contingencies	1,852	2,083
Total	467,405	504,837

(*)   In the period it was registered an amount of Ch$7,388 million (MCh$2,271 in 2012) of additional provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the nine-month period ended September 30, 2013 and December 31, 2012:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	259,501	60,634	35,334	95,486	6,983	457,938
Provisions established	214,885	40,732	2,909	—	2,219	260,745
Provisions used	(259,501)	(37,606)	—	—	(223)	(297,330)
Provisions released	—	(3,870)	—	—	(496)	(4,366)
Balances as of September 30, 2012	214,885	59,890	38,243	95,486	8,483	416,987
Provisions established	85,874	10,067	—	2,271	—	98,212
Provisions used	—	(5,411)	—	—	—	(5,411)
Provisions released	—	—	(1,658)	—	(3,293)	(4,951)
Balances as of December 31, 2012	300,759	64,546	36,585	97,757	5,190	504,837
Provisions established	247,569	34,308	10,632	7,388	2,098	301,995
Provisions used	(300,759)	(33,710)	—	—	(368)	(334,837)
Provisions released	—	(4,496)	—	—	(94)	(4,590)
Balances as of September 30, 2013	247,569	60,648	47,217	105,145	6,826	467,405

(c)                        Provisions for personnel benefits and payroll:

	September	December
	2013	2012
	MCh$	MCh$

Short-term personnel benefits	22,721	29,649
Vacation accrual	21,837	20,842
Pension plan- defined benefit plan	10,614	10,633
Other benefits	5,476	3,422
Total	60,648	64,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                       Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	September	September
	2013	2012
	MCh$	MCh$

Opening defined benefit obligation	10,633	8,511
Increase in provisions	421	1,727
Benefit paid	(454)	(624)
Prepayments	(50)	(22)
Actuarial gains	64	266
Closing defined benefit obligation	10,614	9,858

(ii)                        Net benefits expenses:

	September	September
	2013	2012
	MCh$	MCh$

Current service cost	421	1,727
Interest cost of benefits obligations	468	429
Actuarial gains (losses)	(404)	(163)
Net benefit expenses	485	1,993

(iii)                     Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	September	December
	2013	2012
	%	%

Discount rate	5.50	5.50
Annual salary increase	5.19	5.08
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                         Movements in provisions for incentive plans:

	September	September
	2013	2012
	MCh$	MCh$

Balances as of January 1,	29,649	28,827
Provisions established	19,112	22,315
Provisions used	(23,004)	(24,025)
Provisions release	(3,036)	(2,870)
Total	22,721	24,247

(f)                         Movements in vacations accruals:

	September	September
	2013	2012
	MCh$	MCh$

Balances as of January 1,	20,842	20,361
Provisions established	4,321	4,566
Provisions used	(3,214)	(3,485)
Provisions release	(112)	(250)
Total	21,837	21,192

(g)                        Employee share-based benefits provision:

As of September 30, 2013 and as of December 31, 2012, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of September 30, 2013 and as of December 31, 2012, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$47,217 million (Ch$36,585 million as of December 31, 2012).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.            Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	September	December
	2013	2012
	MCh$	MCh$

Accounts and notes payable(*)	101,466	111,358
Unearned income	4,730	5,357
Dividends payable	1,211	883

Other liabilities
Documents intermediated(**)	82,418	132,651
Cobranding	29,451	23,066
VAT debit	11,374	11,689
Leasing deferred gains	4,842	5,900
Transactions in progress	1,251	5,080
Insurance payments	528	135
Others	2,310	4,947
Total	239,581	301,066

(*)             Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.            Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	September	December
	2013	2012
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	407,525	323,924
Confirmed foreign letters of credit	96,545	85,272
Issued letters of credit	199,807	138,714
Bank guarantees	1,497,238	1,437,312
Immediately available credit lines	5,762,208	5,481,235
Other commitments	672	122,997
Transactions on behalf of third parties
Collections	338,786	386,006
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	976	12,144
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	51,242	22,802
Other Financial assets acquired on its own behalf	—	—
Fiduciary activities
Securities held in safe custody in the Bank	7,226,202	6,237,859
Securities held in safe custody in other entities	4,529,305	4,483,567
Total	20,110,506	18,731,832

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                        Lawsuits and legal proceedings:

(b.1)            Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of September 30, 2013, the Bank has established provisions for this concept in the amount of MCh$240 (MCh$474 as of December 31, 2012), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position. The following table presents estimated date of completion of the respective litigation:

	September 30, 2013
	2013	2014	2015	2016	2017	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	30	5	67	135	3	240

(b.2)            Contingencies for significant lawsuits:

As of September 30, 2013 and as of December 31, 2012 the Bank is not part to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)                                            Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article 226 and subsequent Articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,465,500, maturing January 9, 2014 (UF 2,442,000, maturing on January 4, 2013 as of December 31, 2012).

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$59,149 million as of September 30, 2013 (Ch$118,734 million as of December 31, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                               Contingencies and Commitments, continued:

(c)                                            Guarantees granted, continued:

The details of guarantees are as follow:

	September		December
	2013	Guarantees	2012	Guarantees
Fund	MCh$	Number	MCh$	Number
Mutual fund Depósito Plus	14,241	330681-1	14,958	004713-3
Mutual fund Depósito Plus III	12,937	006033-5	—	—
Mutual fund Depósito Plus II	9,308	006037-7	12,552	005272-2
Mutual fund Small Cap USA	5,197	008212-5	—	—
Mutual fund Chile Bursatil	5,050	006034-3	—	—
Mutual fund Twin Win Europa 103	3,537	006035-1	3,541	004712-5
Mutual fund Global Stocks	2,964	007385-9	—	—
Mutual fund Second Best Chile EEUU	2,207	006032-7	2,207	004820-2
Mutual fund Europa Accionario	2,059	006036-9	2,069	004716-7
Mutual fund Second Best Europa China	1,649	007082-7	—	—
Mutual fund Potencias Consolidadas	—	—	30,381	336718-4
Mutual fund Muralla China	—	—	17,795	336716-8
Mutual fund Banca Americana Voltarget	—	—	11,878	336723-1
Mutual fund Ahorro Estable II	—	—	11,270	336722-3
Mutual fund Estrategia Commodities	—	—	6,302	336721-5
Mutual fund Ahorro Estable III	—	—	5,051	336717-6
Mutual fund Ahorro Plus I	—	—	730	336720-7
Total	59,149		118,734

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2014, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	September	December
	2013	2012
	MCh$	MCh$
Guarantees:

Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	1,226	69
Securities Exchange of the Electronic, Stock Exchange of Chile	2,246	33,693

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,983	3,068

Fixed income securities to ensure stock loans, Securities Exchange of the Electronic, Stock Exchange of Chile	439	47

Total	6,894	36,877

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2014, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

(d)                       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	September	December
	2013	2012
	MCh$	MCh$

Credit lines	31,220	22,661
Bank guarantees	12,647	11,407
Guarantees and surety bonds	2,549	2,064
Letters of credit	800	434
Other commitments	1	19
Total	47,217	36,585

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.            Equity:

(a)  Capital

(i)        Authorized, subscribed and paid shares:

As of September 30, 2013, the paid-in capital of Banco de Chile is represented by 93,175,043,991 registered shares (89,898,992,667 shares as of December 31, 2012), with no par value, fully paid and distributed.

(ii)          Shares:

(ii.1)              On March 21, 2013, the extraordinary shareholders meeting approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2012.

(ii.2)              The following table shows the share movements from December 31, 2011 to September 30, 2013:

	Ordinary shares	Ordinary T Series shares (*)	Total shares

As of December 31, 2011	86,942,514,973	—	86,942,514,973

As of September 30, 2012	88,037,813,511	—	88,037,813,511
Fully paid and subscribed shares	—	1,861,179,156	1,861,179,156
Total shares subscribed and fully paid as of December 31, 2012	88,037,813,511	1,861,179,156	89,898,992,667
Shares subscribed and paid period 2013	—	2,078,310,286	2,078,310,286
Conversion of “Banco de Chile- T” shares into “Banco de Chile” shares(**)	3,939,489,442	(3,939,489,442)	—
Capitalization of retained earnings(***)	1,197,741,038	—	1,197,741,038
Total Shares as of September 30, 2013	93,175,043,991	—	93,175,043,991

(*)                                 Capital increase as of October 17, 2012.

(**)                          See note No. 5 (i) (d)

(**)                          Capitalization of May 13, 2013.  See note No. 5 (i) (a)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(b)                                 Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the nine-month period ended September 30, 2013 ascend to Ch$353,670 million (Ch$429,656 million as of December 31, 2012).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

As stated, the retention of earnings for the year ended as of December 31, 2012, made in March of 2013, ascend to Ch$36,193 million (Ch$58,092 million of income for the year ended as of December 31, 2011, retained in March of 2012).

(c)                                  Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2012.  The dividend of period 2013 amounted Ch$343,455 million.

At the Ordinary Shareholders’ Meeting held on March 22, 2012, the Bank’s shareholders agreed to distribute and pay dividend No. 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2011.  The dividend of period 2012 amounted to Ch$296,802 millions.

(d)                                 Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income of the Annual Consolidated Financial Statements.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$247,569 (MCh$300,759 as of December 31, 2012) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)   Earnings per share:

i.                               Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

ii.                            Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	September	September
	2013	2012
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	380,720	327,910
Weighted average number of ordinary shares	92,929,577,197	88,037,813,511
Earning per shares (in Chilean pesos)	4.10	3.72

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	380,720	327,910
Weighted average number of ordinary shares	92,929,577,197	88,037,813,511
Assumed conversion of convertible debt	—	—
Adjusted number of shares	92,929,577,197	88,037,813,511
Diluted earnings per share (in Chilean pesos)	4.10	3.72	(*)

(*)    Capitalization of retained earnings are considered in the calculation of earnings per share.

As of September 30, 2013 and 2012, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(f)                         Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2013 it was made a credit to equity for an amount of Ch$39 million (charge to equity for Ch$65 million as of September 30, 2012).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2013 it was made a net credit to equity for an amount of Ch$7,320 million (net credit to equity for Ch$18,666 million as of September 30, 2012).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2013 it was made a net charge to equity for an amount of Ch$13,112 million (net credit to equity for Ch$1,044 million as of September 30, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.            Interest Revenue and Expenses:

(a)                                On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	September 2013				September 2012
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	546,351	49,579	2,064	597,994	510,362	51,120	1,462	562,944
Consumer loans	415,897	665	6,195	422,757	379,081	555	5,122	384,758
Residential mortgage loans	142,621	48,590	2,736	193,947	124,381	49,182	2,926	176,489
Financial investment	49,790	10,484	—	60,274	44,861	9,521	—	54,382
Repurchase agreements	1,316	1	—	1,317	2,044	—	—	2,044
Loans and advances to banks	11,051	—	—	11,051	8,237	—	—	8,237
Other interest revenue	165	804	—	969	122	970	—	1,092
Total	1,167,191	110,123	10,995	1,288,309	1,069,088	111,348	9,510	1,189,946

The amount of interest revenue recognized on a received basis for impaired portfolio as of September 30, 2013 was Ch$6,108 million (Ch$6,649 million in 2012).

(b)                       At the each period end, the detail of income from suspended interest is as follows:

	September 2013			September 2012
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	7,622	642	8,264	5,478	1,762	7,240
Residential mortgage loans	1,377	662	2,039	1,449	687	2,136
Consumer loans	295	—	295	194	—	194
Total	9,294	1,304	10,598	7,121	2,449	9,570

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                               Interest Revenue and Expenses, continued:

(c)                       At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	September 2013			September 2012
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	330,617	23,670	354,287	325,390	31,420	356,810
Debt issued	97,504	33,823	131,327	78,528	29,814	108,342
Other financial obligations	1,483	458	1,941	1,594	546	2,140
Repurchase agreements	10,164	—	10,164	11,634	10	11,644
Borrowings from financial institutions	11,449	—	11,449	18,400	1	18,401
Demand deposits	48	1,646	1,694	58	2,245	2,303
Other interest expenses	—	87	87	14	98	112
Total	451,265	59,684	510,949	435,618	64,134	499,752

(d)                       As of September 30, 2013 and 2012, the Bank uses interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans through micro-hedging.

	September 2013			September 2012
	Income (loss)	Expenses	Total	Income (loss)	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges	16,758	10,264	27,022	2,400	1,778	4,178
Loss from accounting hedges	(24,193)	(3,217)	(27,410)	(11,246)	—	(11,246)
Net gain on hedged items	(8,279)	—	(8,279)	1,558	—	1,558
Total	(15,714)	7,047	(8,667)	(7,288)	1,778	(5,510)

(e)                        At the each period end, the summary of interest and expenses is as follows:

	September	September
	2013	2012
	MCh$	MCh$

Interest revenue	1,288,309	1,189,946
Interest expenses	(510,949)	(499,752)
Subtotal	777,360	690,194

Income accounting hedges (net)	(8,667)	(5,510)

Total interest revenue and expenses, net	768,693	684,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.            Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	September	September
	2013	2012
	MCh$	MCh$
Income from fees and commission
Card services	79,953	74,908
Collections and payments	46,990	44,705
Investments in mutual funds and others	40,628	42,645
Portfolio management (*)	27,965	23,029
Lines of credit and overdrafts	16,674	17,082
Fees for insurance transactions	14,250	12,913
Trading and securities management	13,322	12,879
Use of distribution channel	13,185	11,914
Guarantees and letters of credit	12,791	10,481
Usage Banchile’s brand	9,382	9,241
Financial advisory services	1,995	2,908
Other fees earned (*)	10,954	12,621
Total income from fees and commissions	288,089	275,326

Expenses from fees and commissions
Fees for credit card transactions(**)	(54,089)	(44,822)
Sales force fees	(8,441)	(7,206)
Fees for collections and payments	(5,038)	(4,965)
Fees for securities transactions	(2,413)	(2,494)
Sale of mutual fund units	(1,765)	(2,142)
Other fees	(493)	(1,197)
Total expenses from fees and commissions	(72,239)	(62,826)

(*)                       During 2013 it was reclassified fees related to income from portfolio management from “Other fees earned” to “Portfolio management”.  The reclassified amount in the period September 2012 was MCh$2,941 millions.

(**)                See Note 2 (f) about Reclassifications

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.            Net Financial Operating Income:

The gains (losses) from trading and brokerage activities is detailed as follows:

	September	September
	2013	2012
	MCh$	MCh$

Financial assets held-for-trading	17,980	14,777
Sale of available-for-sale instruments	11,137	5,620
Sale of loan portfolios	314	—
Net income on other transactions	(281)	2,219
Trading derivative instruments	(5,463)	(6,850)
Total	23,687	15,766

31.            Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	September	September
	2013	2012
	MCh$	MCh$

Gain from accounting hedges	27,988	(693)
Translation difference, net	4,616	35,812
Indexed foreign currency, net	4,160	(10,290)
Total	36,764	24,829

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.            Provisions for Loan Losses:

The movement during the nine-month period ended September 2013 and 2012 is the following:

	Loans and		Loans to customers
	advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(493)	(31)	(17,791)	(1,429)	—	—	—	—	(17,791)	(1,429)	(2,138)	(1,068)	(20,422)	(2,528)
Group provisions	—	—	(37,835)	(33,736)	(3,502)	(2,449)	(126,497)	(126,898)	(167,834)	(163,083)	(8,494)	(1,841)	(176,328)	(164,924)
Provisions established, net	(493)	(31)	(55,626)	(35,165)	(3,502)	(2,449)	(126,497)	(126,898)	(185,625)	(164,512)	(10,632)	(2,909)	(196,750)	(167,452)

Provisions released:
Individual provisions	—	173	—	—	—	—	—	—	—	—	—	—	—	173
Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions released, net	—	173	—	—	—	—	—	—	—	—	—	—	—	173

Provision, net	(493)	142	(55,626)	(35,165)	(3,502)	(2,449)	(126,497)	(126,898)	(185,625)	(164,512)	(10,632)	(2,909)	(196,750)	(167,279)

Additional provision	—	—	(7,388)	—	—	—	—	—	(7,388)	—	—	—	(7,388)	—

Recovery of written-off assets	—	—	8,467	10,091	1,306	1,456	20,548	18,148	30,321	29,695	—	—	30,321	29,695

Provisions,for loan losses, net	(493)	142	(54,547)	(25,074)	(2,196)	(993)	(105,949)	(108,750)	(162,692)	(134,817)	(10,632)	(2,909)	(173,817)	(137,584)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.    Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	September	September
	2013	2012
	MCh$	MCh$

Salaries	143,242	134,965
Bonuses	50,798	53,964
Lunch and health benefits	16,947	16,300
Staff severance indemnities	6,576	9,152
Training expenses	1,988	1,269
Other personnel expenses	14,640	15,982
Total	234,191	231,632

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.    Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	September	September
	2013	2012
	MCh$	MCh$

General administrative expenses
Information Technology and communications	36,794	34,887
Maintenance and repair of property and equipment	20,997	21,830
Office rental	14,942	14,335
Securities and valuables transport services	7,094	6,821
Office supplies	6,556	4,796
Rent ATM area	5,619	5,539
External advisory services	4,736	4,876
Lighting, heating and other utilities	3,332	3,673
Representation and transferring of personnel	3,092	2,530
Legal and notary	2,693	2,321
Insurance premiums	2,418	2,052
P.O. box, mail and postage	2,145	1,965
Donations	1,468	1,059
Equipment rental	909	875
Fees for professional services	580	521
Other general administrative expenses	7,029	7,977
Subtotal	120,404	116,057

Outsources services
Credit pre-evaluation services	16,267	14,197
Data processing	5,381	5,814
Other	10,536	8,419
Subtotal	32,184	28,430

Board expenses
Board remunerations	1,569	1,517
Other Board expenses	363	322
Subtotal	1,932	1,839

Marketing expenses
Advertising	20,522	21,209
Subtotal	20,522	21,209

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	5,170	4,782
Real estate contributions	1,684	1,981
Patents	1,299	1,133
Other taxes	1,114	617
Subtotal	9,267	8,513
Total	184,309	176,048

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.    Depreciation, Amortization and Impairment:

(a)        At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	September	September
	2013	2012
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16a)	14,584	15,431
Amortization of intangibles assets (Note No. 15b)	6,748	7,836
Total	21,332	23,267

(b)        As of September 30, 2013 and 2012, the composition of impairment expenses is the following:

	September	September
	2013	2012
	MCh$	MCh$

Impairment
Impairment of Financial Instruments	—	518
Impairment of Properties and Equipment (Note No. 16a)	133	130
Impairment of Intangible Assets (Note No. 15b)	—	—
Total	133	648

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.    Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	September	September
	2013	2012
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,627	5,246
Other income	113	2
Subtotal	3,740	5,248

Release of provisions for contingencies
Country risk provisions	—	241
Provisions for credits abroad	—	—
Other provisions for contingencies	94	255
Subtotal	94	496

Other income
Rental income	5,291	4,427
Income from sale of leased assets	2,229	191
Recovery from external branches	1,635	1,865
Expense recovery	1,427	1,885
Indemnities received	898	—
Release of provision other assets	551	—
Gain on sale of property and equipment	210	231
Fiduciary and trustee commissions	155	423
Foreign trade income	20	41
Others	1,674	1,534
Subtotal	14,090	10,597

Total	17,924	16,341

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.    Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	September	September
	2013	2012
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,308	1,974
Expenses to maintain assets received in lieu of payment	361	423
Provisions for assets received in lieu of payment	35	89
Subtotal	1,704	2,486

Provisions for contingencies
Country risk provisions	1,868	—
Provisions for credits abroad	—	—
Other provisions for contingencies	369	3,337
Subtotal	2,237	3,337

Other expenses
Provisions for other expenses	6,000	6,175
Write-offs for operating risks	2,642	7,382
Card administration	817	841
Provisions for other assets	23	2,576
Others	366	2,328
Subtotal	9,848	19,302

Total	13,789	25,125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.    Related Party Transactions:

The related parties of the Bank and its subsidiaries include entities of the Bank’s corporate group; corporations which are the Bank’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the Bank, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Article 147 of the Companies Act, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, Article 84 of the Chilean Banking Act. establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans to related parties:

	Production Companies(*)		Investment Companies(**)		Individuals(***)		Total
	September	December	September	December	September	December	September	December
	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	286,577	250,983	36,354	63,576	914	704	323,845	315,263
Residential mortgage loans	—	—	—	—	16,298	14,974	16,298	14,974
Consumer loans	—	—	—	—	3,307	3,920	3,307	3,920
Gross loans	286,577	250,983	36,354	63,576	20,519	19,598	343,450	334,157
Provision for loan losses	(973)	(761)	(154)	(136)	(61)	(68)	(1,188)	(965)
Net loans	285,604	250,222	36,200	63,440	20,458	19,530	342,262	333,192

Off balance sheet accounts:
Guarantees	1,330	1,864	—	—	—	—	1,330	1,864
Letters of credits	2,605	280	—	—	—	—	2,605	280
Banks guarantees	18,900	24,361	2,000	2,374	—	—	20,900	26,735
Immediately available credit lines	58,942	46,179	5,143	4,532	9,897	9,320	73,982	60,031
Total off balance sheet account	81,777	72,684	7,143	6,906	9,897	9,320	98,817	88,910
Provision for contingencies loans	(25)	(44)	(1)	(1)	—	—	(26)	(45)
Off balance sheet account, net	81,752	72,640	7,142	6,905	9,897	9,320	98,791	88,865

Amount covered by Collateral
Mortgage	31,327	31,034	55	55	14,270	15,325	45,652	46,414
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Others(****)	2,842	2,842	17,300	17,300	10	10	20,152	20,152
Total colateral	34,182	33,889	17,355	17,355	14,287	15,342	65,824	66,586

Acquired Instruments
For trading purposes	12	—	—	—	—	—	12	—
Total acquired instruments	12		—		—	—	12	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                               Production companies are legal entities which comply with the following conditions:

i)              They engage in productive activities and generate a separable flow of income

ii)           Less than 50% of their assets are trading securities or investments

(**)                         Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)                  Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)           These guarantees correspond mainly to shares and other financial guarantees.

(b)         Other assets and liabilities with related parties:

	September	December
	2013	2012
	MCh$	MCh$
Assets
Cash and due from banks	10,674	11,174
Derivative instruments	77,146	107,487
Other assets	2,594	2,931
Total	90,414	121,592

Liabilities
Demand deposits	149,037	87,480
Savings accounts and time deposits	277,812	378,965
Derivative instruments	85,092	83,582
Debt issued	53,036	79,821
Borrowings from financial institutions	167,134	134,820
Other liabilities	18,014	9,044
Total	750,125	773,712

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                               Related Party Transactions, continued:

(c)              Income and expenses from related party transactions (*):

	September		September
	2013		2012
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized

Interest and revenue expenses	15,128	12,194	12,584	14,929
Fees and commission income	37,752	24,948	43,093	22,184
Financial operating	104,418	148,570	161,390	132,764
Released or established of provision for credit risk	133	—	—	349
Operating expenses	—	51,378	—	50,478
Other income and expenses	412	23	601	15
Total	157,843	237,113	217,668	220,719

(*)                                 This detail does not correspond constitute a Statement of Comprehensive Income for related party transactions, soassets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)             Related party contracts:

There are no contracts entered during the period 2013 and 2012 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)              Payments to key management personnel:

	September	September
	2013	2012
	MCh$	MCh$

Remunerations	2,559	2,939
Short-term benefits	3,093	3,871
Contract termination indemnity	418	260
Paid based on shares	—	—
Total	6,070	7,070

Composition of key personnel:

	N° of executives
	September	September
	2013	2012
Position
CEO	1	1
Deputy general manager	—	1
CEOs of subsidiaries	6	8
Division Managers	11	14
Total	18	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                               Related Party Transactions, continued:

(f)                                   Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	September 2013		September 2012		September 2013	September 2012	September 2013	September 2012	September 2013	September 2012	September 2013	September 2012
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	270	(*)	267	(*)	35	32	240	216	—	—	545	515
Andrónico Luksic Craig	111		110		10	6	—	—	—	—	121	116
Jaime Estévez Valencia	37		37		16	15	72	69	—	—	125	121
Gonzalo Menéndez Duque	37		37		13	13	82	84	—	—	132	134
Jorge Awad Mehech	37		37		18	15	84	80	—	—	139	132
Francisco Pérez Mackenna	37		37		17	13	44	38	—	—	98	88
Rodrigo Manubens Moltedo	37		37		17	16	39	37	—	—	93	90
Jorge Ergas Heymann	37		37		13	13	32	33	—	—	82	83
Thomas Fürst Freiwirth	37		37		14	14	30	30	—	—	81	81
Guillermo Luksic Craig	12		37		—	4	—	—	—	—	12	41
Jean-Paul Luksic	22		—		5	—	2	—	—	—	29	—
Jacob Ergas Ergas	—		—		—	—	5	7	—	—	5	7
Others directors of subsidiaries	—		—		—	—	118	123	—	—	118	123
Total	674		673		158	141	748	717	—	—	1,580	1,531

(1)              Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$11 (MCh$13 as of September 30, 2012).

(*)              Includes a provision of MCh$159 (MCh$155 as of September 30, 2012) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$203 (MCh$198 as of September 30, 2012).

Travel and other related expenses amount to MCh$149 (MCh$110 as of September 30, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                         Industry standards of fair value measurements

In the fair value calculation process, Banco de Chile uses standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes models, in case of options. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(ii)                      Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg and Bolsa de Comercio de Santiago terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

(iii)                   Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models requires a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, brokers such as ICAP, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities, continued:

(iv)                  Fair value adjustments

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)                     Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities, continued:

(vi)                  Judgmental analysis and information to Senior Management.

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)     Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For the Chilean central bank and treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency; CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    No market quotes are available for the specific financial instrument. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, mortgage claims, money market instruments and less liquid Chilean Central Bank and treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves. In some cases external data from specialized providers, brokers such as ICAP and Riskamerica, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

The techniques described above are used by the Santiago Stock Exchange in Chile, Bloomberg or the Over-the-Counter, and correspond to the standard methodology used in the local and international markets.

Level 3:                    The input parameters used in the valuation are not observable through market quotes in active markets neither can be inferred directly from other transaction information in active markets. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad. These instruments are classified, for accounting purposes, as Available for Sale. For this securities classified as level 3, the indicative internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency. In this case only external data from specialized providers, brokers such as ICAP, Riskamerica and Interactive Data, it is used to for validate the parameters that will be used as inputs.

For this level corresponds to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                       Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012	September 2013	December 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	55,221	65,548	44,685	6,831	—	—	99,906	72,379
Other instruments issued in Chile	3,367	188	211,233	87,115	3,120	—	217,720	87,303
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	48,266	33,042	—	—	—	—	48,266	33,042
Subtotal	106,854	98,778	255,918	93,946	3,120	—	365,892	192,724
Derivative contracts for trading purposes
Forwards	—	—	54,439	70,166	—	—	54,439	70,166
Swaps	—	—	220,894	258,496	—	—	220,894	258,496
Call Options	—	—	2,015	472	—	—	2,015	472
Put Options	—	—	1,184	341	—	—	1,184	341
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	278,532	329,475	—	—	278,532	329,475
Hedge accounting derivative contracts
Swaps	—	—	11,955	22	—	—	11,955	22
Subtotal	—	—	11,955	22	—	—	11,955	22
Financial assets available-for-sale(1) from the Chilean Government and Central Bank	153,688	136,554	531,295	115,230	—	—	684,983	251,784
Other instruments issued in Chile	—	—	673,068	646,079	357,820	278,073	1,030,888	924,152
Instruments issued abroad	35,288	30,538	—	—	33,194	57,966	68,482	88,504
Subtotal	188,976	167,092	1,204,363	761,309	391,014	336,039	1,784,353	1,264,440
Total	295,830	265,870	1,750,768	1,184,752	394,134	336,039	2,440,732	1,786,661

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	68,575	81,790	—	—	68,575	81,790
Swaps	—	—	270,065	264,052	—	—	270,065	264,052
Call Options	—	—	2,528	395	—	—	2,528	395
Put Options	—	—	885	387	—	—	885	387
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Subtotal	—	—	342,053	346,624	—	—	342,053	346,624
Hedge derivative contracts
Swaps	—	—	32,975	33,698	—	—	32,975	33,698
Subtotal	—	—	32,975	33,698	—	—	32,975	33,698
Total	—	—	375,028	380,322	—	—	375,028	380,322

(1)   As of September 30, 2013, 96% of instruments of level 3 have the denomination “Investment Grade”, meaning are assets with a classification BBB- or higher. Also, 90% of total of these financial instruments correspond to domestic issuers.

Since last quarter of period 2012, it was established more precisely the classification of the level of financial instruments, according to what observables are their prices in the market. The new definition is described above of this disclosure. It should be noted that this change has no impact on the valuation of financial assets and liabilities measured at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of September 30, 2013
	Balance as of January 1, 2013	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of September 30, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	—	—	—	—	—	—
Other instruments issued in Chile	—	92	—	3,028	—	3,120
Instruments issued abroad	—	—	—	—	—	—
Subtotal	—	92	—	3,028	—	3,120
Available-for-Sale Instruments
From the Chilean Government and Central Bank	—	—	—	—	—	—
Other instruments issued in Chile	278,073	(3,571)	4,968	78,350	—	357,820
Instruments issued abroad	57,966	(3,945)	304	(21,131)	—	33,194
Subtotal	336,039	(7,516)	5,272	57,219	—	391,014

Total	336,039	(7,424)	5,272	60,247	—	394,134

	As of December 31, 2012
	Balance as of January 1, 2012	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	585	183	—	(768)	—	—
Instruments issued abroad	—	—	—	—	—	—
Subtotal	585	183	—	(768)	—	—
Available-for- Sale Instruments
Other instruments issued in Chile	321,378	1,511	(1,410)	(43,406)	—	278,073
Instruments issued abroad	128,403	(5,713)	19,666	(59,432)	(24,958)	57,966
Subtotal	449,781	(4,202)	18,256	(102,838)	(24,958)	336,039

Total	450,366	(4,019)	18,256	(103,606)	(24,958)	336,039

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                        Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of September 30, 2013		As of December 31, 2012
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	3,120	(44)	—	—
Total	3,120	(44)	—	—
Financial assets available-for-Sale
Other instruments issued in Chile	357,820	(5,301)	278,073	(802)
Instruments issued abroad	33,194	(246)	57,966	(762)
Total	391,014	(5,547)	336,039	(1,564)

With the purpose to determine the sensitivity of the financial investments to changes in significant factors market, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observables in screens.  In the case of financial assets presented above table, which corresponds to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, was used as inputs prices, prices based on broker quotes or runs.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.  The methodology described above begins in March 2013.  Before that date, the methodology consisted in compare the valuation of these instruments using market rates given by Trading Desk of the Bank, with the same calculate, but using rates of independent sources.  If this methodology had used in balances as of December 31, 2012, the effect would have been a charge to income of MCh$5,276 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                    Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	September	December	September	December
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	998,770	684,925	998,770	684,925
Transactions in the course of collection	513,900	396,611	513,900	396,611
Cash collateral on securities borrowed and reverse repurchase agreements	20,501	35,100	20,501	35,100
Subtotal	1,533,171	1,116,636	1,533,171	1,116,636
Loans and advances to banks
Domestic banks	158,905	14,304	158,905	14,304
Central Bank of Chile	150,674	1,100,696	150,674	1,100,696
Foreign banks	367,374	228,322	367,374	228,322
Subtotal	676,953	1,343,322	676,953	1,343,322
Loans to customers, net
Commercial loans	12,621,317	11,484,276	12,525,231	11,473,251
Residential mortgage loans	4,565,219	4,182,587	4,622,541	4,201,091
Consumer loans	2,770,850	2,667,467	2,804,063	2,683,593
Subtotal	19,957,386	18,334,330	19,951,835	18,357,935
Total	22,167,510	20,794,288	22,161,959	20,817,893

Liabilities
Current accounts and other demand deposits	5,927,692	5,470,971	5,927,692	5,470,971
Transactions in the course of payment	314,489	159,218	314,489	159,218
Cash collateral on securities lent and repurchase agreements	223,409	226,396	223,409	226,396
Savings accounts and time deposits	10,332,890	9,612,950	10,330,483	9,589,643
Borrowings from financial institutions	876,247	1,108,681	871,530	1,103,252
Other financial obligations	174,967	162,123	174,967	162,123
Subtotal	17,849,694	16,740,339	17,842,570	16,711,603
Debt Issued
Letters of credit for residential purposes	71,503	85,967	74,207	87,088
Letters of credit for general purposes	21,419	29,229	22,229	29,610
Bonds	3,215,041	2,412,233	3,126,751	2,282,014
Subordinate bonds	748,922	746,504	732,368	726,369
Subtotal	4,056,885	3,273,933	3,955,555	3,125,081
Total	21,906,579	20,014,272	21,798,125	19,836,684

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance sheet stocks and cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction. These lasts cash flows are obtained from regulatory reports, in particular the C40 report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

In the case of held to maturity investment, the fair value is based on market prices. The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.            Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of September 30, 2013 and December 31, 2012, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of September 30, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	998,770	—	—	—	—	—	998,770
Transactions in the course of collection	513,900	—	—	—	—	—	513,900
Financial Assets held-for-trading	365,892	—	—	—	—	—	365,892
Cash collateral on securities borrowed and reverse repurchase agreements	19,331	672	498	—	—	—	20,501
Derivative instruments	19,472	17,047	61,705	63,766	56,048	72,449	290,487
Loans and advances to banks(**)	391,332	32,650	254,423	—	—	—	678,405
Loans to customers(*)(**)	1,857,652	1,928,885	3,413,068	4,723,780	2,223,640	5,010,164	19,157,189
Financial assets available-for-sale	376,379	35,218	499,979	134,363	496,388	242,026	1,784,353
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	4,542,728	2,014,472	4,229,673	4,921,909	2,776,076	5,324,639	23,809,497

	As of December 31, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	684,925	—	—	—	—	—	684,925
Transactions in the course of collection	396,611	—	—	—	—	—	396,611
Financial Assets held-for-trading	192,724	—	—	—	—	—	192,724
Cash collateral on securities borrowed and reverse repurchase agreements	8,338	855	25,907	—	—	—	35,100
Derivative instruments	19,155	26,190	85,576	93,733	40,801	64,042	329,497
Loans and advances to banks(**)	1,152,642	14,409	177,230	—	—	—	1,344,281
Loans to customers(*)(**)	1,743,729	1,863,499	3,512,461	4,110,399	1,945,584	4,653,379	17,829,051
Financial assets available-for-sale	272,371	171,017	343,665	152,075	132,382	192,930	1,264,440
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	4,470,495	2,075,970	4,144,839	4,356,207	2,118,767	4,910,351	22,076,629

(*)             This only includes loans that are current as of period end.  Therefore, it excludes past due loans amounting to MCh$1,256,481 (MCh$932,714 as of December 31, 2012) of which MCh$727,515 (MCh$524,552 as of December 31, 2012) were less than 30 days past due.

(**)      The respective provisions, which amount to MCh$456,284 (MCh$427,435 as of December 31, 2012) for loans to customers and MCh$1,452 (MCh$959 as of December 31, 2012) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                               Maturity of Assets and Liabilities, continued:

	As of September 30, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,927,692	—	—	—	—	—	5,927,692
Transactions in the course of payment	314,489	—	—	—	—	—	314,489
Cash collateral on securities lent and repurchase agreements	218,156	5,217	36	—	—	—	223,409
Savings accounts and time deposits(***)	5,132,138	2,057,195	2,679,039	285,621	126	30	10,154,149
Derivative instruments	31,600	23,040	94,046	70,714	56,198	99,430	375,028
Borrowings from financial institutions	57,955	78,821	583,960	155,511	—	—	876,247
Debt issued:
Mortgage bonds	4,786	5,381	13,911	28,448	17,250	23,146	92,922
Bonds	185,229	92,383	183,984	411,085	703,674	1,638,686	3,215,041
Subordinate bonds	9,759	13,310	16,194	158,774	48,768	502,117	748,922
Other financial obligations	122,931	1,874	3,970	9,354	7,112	29,726	174,967
Total liabilities	12,004,735	2,277,221	3,575,140	1,119,507	833,128	2,293,135	22,102,866

	As of December 31, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,470,971	—	—	—	—	—	5,470,971
Transactions in the course of payment	159,218	—	—	—	—	—	159,218
Cash collateral on securities lent and repurchase agreements	224,793	1,603	—	—	—	—	226,396
Savings accounts and time deposits(***)	3,832,538	2,356,386	2,846,609	397,643	279	30	9,433,485
Derivative instruments	27,981	30,469	60,284	116,048	48,616	96,924	380,322
Borrowings from financial institutions	181,972	153,702	631,051	141,956	—	—	1,108,681
Debt issued:
Mortgage bonds	5,351	5,853	15,859	35,502	21,843	30,788	115,196
Bonds	47,119	133,570	56,633	456,334	358,097	1,360,480	2,412,233
Subordinate bonds	1,164	2,276	34,731	48,378	151,612	508,343	746,504
Other financial obligations	106,972	1,005	5,140	10,534	7,201	31,271	162,123
Total liabilities	10,058,079	2,684,864	3,650,307	1,206,395	587,648	2,027,836	20,215,129

(***)                   Excluding term saving accounts, which amount to MCh$178,741 (MCh$179,465 as of December 31, 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Subsequent Events:

On October 17, 2013 Banco de Chile informed that the Board of Directors of Latibex (“Consejo de Administración de Bolsas y Mercados Españoles Sistemas de Negociación, S.A.”), within its authority pursuant to the Regulations of the Mercado de Valores Latinoamericanos (“Latibex”), and based on Banco de Chile’s request, has resolved to exclude the negotiation of Banco de Chile issued shares from the “Mercado de Valores Latinoamericanos (“Latibex”)”, effective October 18, 2013.

All the supporting documentation filled by Banco de Chile is publicly available at the website of Latibex (www.latibex.com) and on our website (www.bancochile.cl).

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between September 30, 2013 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Arturo Tagle Q. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2013

Banco de Chile

/S/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO